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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rockyview Energy Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED APR 2 5 2006 THOMSON FINANCIAL

PROCESSED APR 2 5 2006

FILE NO. 82- 34899 FISCAL YEAR 12-31-05

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/24/06

12-31-05
AR/S

Rockyview Energy

ROCKYVIEW ENERGY INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2005

March 24, 2006

TABLE OF CONTENTS

CONVENTIONS

Certain terms used herein are defined under the heading "Glossary of Terms".

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Unless the context otherwise requires, references herein to "Rockyview" or the "Corporation" include Rockyview, ROG and Rockyview Partnership.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial period, being December 31, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Annual Information Form and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein.

In particular, this Annual Information Form and the documents incorporated by reference herein contains forward-looking statements pertaining to the following:

•

- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to obtain industry partner and other third party consents and approvals, when required; and
- the other factors discussed under "Risk Factors" in this Annual Information Form.

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. These factors should not be construed as exhaustive. The Corporation undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The business acquisition report of Rockyview in the form of the information circular of Espoir Exploration Corp. ("**Espoir**") dated December 6, 2005 relating to the special meetings of the securityholders of Espoir held on January 10, 2006 to approve the Espoir Arrangement (the "**Espoir Business Acquisition Report**") filed with various securities commissions or similar authorities in the provinces of Canada, is specifically incorporated by reference into, and forms part of, this Annual Information Form and has been filed on SEDAR at www.sedar.com.

Rockyview Energy

ROCKYVIEW ENERGY INC.

ANNUAL INFORMATION FORM

for the year ended December 31, 2005

March 24, 2006

TABLE OF CONTENTS

CONVENTIONS

Certain terms used herein are defined under the heading "Glossary of Terms".

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Unless the context otherwise requires, references herein to "Rockyview" or the "Corporation" include Rockyview, ROG and Rockyview Partnership.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial period, being December 31, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions but no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this Annual Information Form and the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein.

In particular, this Annual Information Form and the documents incorporated by reference herein contains forward-looking statements pertaining to the following:

- the performance characteristics of the Corporation's oil and gas properties;
- oil and natural gas production levels and the sources of their growth;
- capital expenditure programs;
- the estimated quantity of oil and natural gas reserves and recovery rates;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- planned construction and expansion of facilities;
- drilling plans;
- availability of rigs, equipment and other goods and services;
- procurement of drilling licenses;
- reserve life;
- plans for and results of exploration and development activities;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
- treatment under governmental regulatory regimes and tax laws; and
- realization of the anticipated benefits of acquisitions and dispositions.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form and the documents incorporated by reference herein:

- general economic, market and business conditions in Canada, the United States and globally;
- volatility in market prices for oil and natural gas;
- risks inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- unanticipated operating events which can reduce production or cause production to be shut in or delayed;

- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- actions by governmental authorities, including increases in taxes;
- the availability of capital on acceptable terms;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to obtain industry partner and other third party consents and approvals, when required; and
- the other factors discussed under "Risk Factors" in this Annual Information Form.

Statements relating to "reserves" or "resources" are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. These factors should not be construed as exhaustive. The Corporation undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The business acquisition report of Rockyview in the form of the information circular of Espoir Exploration Corp. ("**Espoir**") dated December 6, 2005 relating to the special meetings of the securityholders of Espoir held on January 10, 2006 to approve the Espoir Arrangement (the "**Espoir Business Acquisition Report**") filed with various securities commissions or similar authorities in the provinces of Canada, is specifically incorporated by reference into, and forms part of, this Annual Information Form and has been filed on SEDAR at www.sedar.com.

CORPORATE STRUCTURE

Name, Address and Incorporation

Rockyview Energy Inc.

Head Office:
Suite 2250, 801 – 6th Avenue S.W.
Calgary, Alberta
T2P 3W2

Registered Office:
Suite 1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Rockyview was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". On June 21, 2005, Rockyview amalgamated with 1163947 Alberta Inc. ("**1163947**") pursuant to a plan of arrangement under section 193 of the ABCA involving APF Energy Trust ("**APF Trust**"), the unitholders of APF Trust, APF Energy Inc. ("**APF Inc.**"), Rockyview and 1163947 and a business combination involving APF Trust and Starpoint Energy Trust (the "**Rockyview Arrangement**").

Intercorporate Relationships

Rockyview has one wholly-owned subsidiary, ROG, which was formed by articles of amalgamation filed pursuant to the ABCA on January 11, 2006, in connection with the amalgamation of Rockyview Oil & Gas Ltd. (formerly Espoir Exploration Corp.) and Espoir Acquisition Corp. In addition, Rockyview is the managing partner of Rockyview Partnership, which was formed under the laws of Alberta pursuant to a partnership agreement dated as of January 11, 2006 between the Corporation and ROG. All of Rockyview's producing assets have been contributed to Rockyview Partnership.

The following diagram illustrates the corporate structure of the Corporation, the percentage of voting securities owned and the jurisdiction of incorporation or formation of Rockyview and its subsidiaries as at the date of this Annual Information Form which gives effect to the completion of the Espoir Arrangement.


Rockyview Energy Inc.
(Alberta)
100%
66.83%
33.17%
Rockyview
Oil & Gas Ltd.
(Alberta)
Rockyview
Energy Partnership
(Alberta)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On April 12, 2005, Rockyview issued 100 Common Shares at a price of $0.01 per share to facilitate its organization.

Rockyview has been engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta since it commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.

Pursuant to the Rockyview Arrangement, Rockyview acquired working interests in certain of APF Trust's producing assets and undeveloped lands in the Wood River, Wetaskiwin, Bashaw, Stettler, Bittern Lake, Clive and Kneller properties in Central Alberta (the "**Rockyview Initial Properties**"). At the effective date of the Rockyview Arrangement, the Rockyview Initial Properties were producing approximately 1,000 boe/d, 93% of which was comprised of natural gas. In addition, the Rockyview Initial Properties included approximately 55,000 net acres of undeveloped lands prospective for both conventional production and coal bed methane. Under the terms of the Rockyview Arrangement, the unitholders of APF Trust, at their election, received 0.167 Common Shares for each trust unit of APF Trust held. An aggregate of 10,256,840 Common Shares were issued to the former unitholders of APF Trust pursuant to the Rockyview Arrangement.

On June 21, 2005, Rockyview completed the private placement of 1,826,484 units ("**Units**") of Rockyview for gross proceeds of approximately $8.0 million (the "**Unit Offering**"). Each Unit consisted of one Common Share and one-half of one common share purchase warrant of Rockyview, each whole common share purchase warrant ("**Warrant**") entitling the holder thereof to acquire one additional Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. The directors and senior officers of Rockyview acquired an aggregate of 1,109,603 Units pursuant to the private placement. All of the Units issued pursuant to the private placement were placed in escrow as described under "Escrowed Securities".

Rockyview's Common Shares were listed and posted for trading on the TSX under the symbol "RVE" on June 24, 2005.

On November 18, 2005, Rockyview acquired 34,247 Units pursuant to the terms of an Escrow Agreement (as defined below) from a senior officer of Rockyview who ceased to be a Rockyview Service Provider (as defined below). The Common Shares and Warrants comprising such units were returned to treasury and cancelled. In addition, in connection with the departure of the senior officer from Rockyview, options to purchase 95,000 Common Shares owned by the senior officer were cancelled.

Significant Acquisitions and Recent Developments

Espoir Arrangement

On January 11, 2006, Rockyview acquired all of the issued and outstanding shares of Espoir pursuant to the Espoir Arrangement. The consideration paid by Rockyview for Espoir was $67.1 million which consisted of the issuance of 7.441 million Common Shares of Rockyview and the payment of $8.325 million in cash to former shareholders of Espoir and the assumption of Espoir net debt of $12.73 million. The cash portion of the acquisition was financed primarily through the Corporation's credit facility. Further information respecting the Espoir Arrangement is contained in the Espoir Business Acquisition Report which is incorporated by reference and forms part of this Annual Information Form.

DESCRIPTION OF THE BUSINESS

General

Rockyview is engaged in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the Province of Alberta.

Business Plan

Stated Business Objectives

Rockyview's objective is to grow cash flow, production and reserves on a per share basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value from the Rockyview asset base.

Rockyview will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves. Rockyview targets areas and prospects that it believes could result in meaningful reserve and production additions.

Since commencing operations in June 2005 Rockyview has concentrated on exploration and development drilling of prospects in its core areas in the Province of Alberta. Rockyview also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. Rockyview's activities are currently directed predominantly towards natural gas and light oil prone prospects.

Rockyview will internally generate exploration and development opportunities possessing medium risk and multi-zone potential and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures with a weighting towards natural gas. Rockyview will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet its business parameters. To achieve sustainable and profitable growth, management of Rockyview believes in controlling the timing and costs of its projects wherever possible. Further, to minimize competition within its geographic areas of interest, Rockyview strives to maximize its working interest ownership in its properties where reasonably possible. While management believes that Rockyview has the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "Risk Factors".

In reviewing potential drilling or acquisition opportunities, Rockyview gives consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Rockyview uses a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Rockyview may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Operating Focus

Rockyview's assets are located in the greater Wood River area, located between Red Deer and Edmonton in south central Alberta. This gas prone area is prospective in numerous geological formations, for both conventional production as well as coal bed methane ("**CBM**"). In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview now has approximately 39,000 acres of undeveloped land from which it can grow its platform.

Rockyview has allocated most of its human and financial resources to developing this operating area. This includes executing on a drilling program that has currently identified approximately 50 locations, ranging from low risk development wells to higher impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Building Rockyview with a focused set of properties will position Rockyview more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Specialized Skill and Knowledge

Strong Management

Drawing on a collective experience of more than 100 years in the oil and gas business, Rockyview's management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that allows Rockyview to effectively identify, evaluate and execute on value-added initiatives. See "Directors and Executive Officers".

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 percent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

The inventory for this drilling activity was created through grass roots initiatives such as crown land acquisitions and farm-ins, as well as through corporate and asset acquisitions. Immediately prior to the announcement of its merger with StarPoint Energy Trust and with more than 500,000 net acres, APF Inc. had one of the sector's highest ratios of undeveloped land to daily production.

APF Inc. also demonstrated an ability to execute effectively on mergers and acquisitions. Focussing not only on the quality of on-stream production but also on the upside still resident in an acquisition opportunity, APF Inc. was able to quickly turn this potential to its unitholders account, becoming one of the highest cash-flowing trusts.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Rockyview will be required to compete with a substantial number of other corporations which have greater technical and financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Management believes that Rockyview will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Rockyview will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

Cycles

The Corporation's business is generally not cyclical. The exploration and development of oil and natural gas reserves is dependent on access to areas where drilling is to be conducted. Seasonal weather variation, including freeze-up and break-up affect access in certain circumstances.

Environmental Protection

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See "Industry Conditions – Environmental Regulation".

Employees

As at December 31, 2005, Rockyview had 12 full-time employees and 4 part-time consultants, all of whom were located at its office in Calgary.

Environmental, Health and Safety Policies

Environmental protection and employee health and safety are core values recognized and supported by the Corporation. The Corporation actively supports these areas by integrating the essential principles and practices through its environmental management systems and employee occupational health and safety programs. The Corporation ensures policies and procedures are fully integrated with and within all operating units by advising and educating employees, suppliers and contractors in the safe use, transportation, storage and disposal of products and materials. The Corporation promotes and enhances safety and environmental awareness and protection through the implementation and communication of the Corporation's environmental management and employee occupational health and safety programs policies and procedures. Effective committee structures are established in the Corporation's operations to all for employee participation and development of Corporation policies and programs which provide employees with job orientation, training, instruction and supervision necessary to assist them in conducting their activities in an environmentally responsible and safe manner.

The Corporation develops emergency response teams and preparedness plans in conjunction with local authorities, emergency services and the communities it operates in to ensure prompt response to an environmental incident should it arise. Environmental assessments are undertaken for new projects or when acquiring new properties or facilities to identify, assess and minimize environmental risks and operational exposures. The Corporation conducts audits of operations to confirm compliance with internal standards and to stimulate improvement in practices where needed. Accurate documentation is maintained to support internal accountability and measure operational performance against recognized industry indicators to ensure the objectives of the policies and programs are achieved.

The Corporation also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances. The Corporation's environmental and occupational health and safety management systems are designed to identify, prevent and control such risks in the Corporation's business and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

DESCRIPTION OF PRINCIPAL PROPERTIES

The following is a description of Rockyview's principal oil and natural gas properties and minor exploration properties as at December 31, 2005. The term "net", when used to describe Rockyview's share of production, means Rockyview's working interest share of production before deducting royalties owned by others. Unless otherwise specified, gross, net acres, well count and production information are as at December 31, 2005. Reserve amounts are stated (before deduction of royalties) as at December 31, 2005, based on escalating costs and price assumptions and are derived from reserve information contained in the Rockyview Sproule Report. See "Statement of Reserves Data and Other Oil and Gas Information".

Wood River – South-Central Alberta

The Wood River property is located between Red Deer and Edmonton in south-central Alberta approximately 90 kilometres southwest of Edmonton. The Wood River property is Rockyview's major property, producing approximately 912 boe/d, 8% of which is oil and NGL, and representing approximately 89% of Rockyview's total production volumes. Rockyview's property interests in Wood River consist of working interests ranging from 12% to 100% and averaging 51% (reserves volume weighted). As at December 31, 2005, Rockyview had an interest in 147 producing wells (92.7 net), one water disposal well (0.5 net) and 72 shut-in wells (47.8 net). The average Rockyview working interest production from the property was approximately 880 boe/d for the first week of March, 2006. Rockyview operates approximately 60% of the wells associated with this property. In addition, Rockyview has an average 75% working interest in two oil batteries. All of Rockyview's on stream production is gathered in flowlines connecting wells to central batteries. At the central batteries, produced oil, natural gas and water is separated. All of the production is pipeline connected. Water is disposed of in water disposal wells.

The Wood River property consists of 31,025 gross (15,747 net) acres of developed land and 14,200 gross (9,500 net) acres of undeveloped land.

The Rockyview Sproule Report attributes proved plus probable reserves of 3,587 mboe to Rockyview's working interest in the Wood River area.

Rockyview commenced activities in this area in June 2005.

Infrastructure is very important in the Wood River trend.

Rockyview's undeveloped land base at Wood River holds an inventory of approximately 36 gross (22 net) firm drilling locations. The average working interest is 60% in the firm locations. The Corporation also has approximately 58 gross (30 net) contingent drilling locations. These locations are to be drilled if certain of the firm wells are successful. The Corporation expects to drill approximately 30 wells per year thereby giving Rockyview a three year inventory of drilling opportunities. The average cost, assuming no significant drilling problems, to drill and complete wells in the Wood River area is approximately $250,000. Costs to tie-in wells is an additional $200 to $300 thousand including compression. Rockyview also has ongoing 3D seismic and land acquisition programs which are designed to identify additional drilling opportunities to add to this inventory in the Wood River area.

The Wood River play is very competitive as many companies are actively acquiring land, drilling wells and attempting to obtain facility access.

Minor Property

The Bittern Lake property, located approximately 30 kilometres south east of Edmonton, is not yet producing, awaiting the delivery and installation of 1,200 horsepower of gas compression facilities in 2006. As at December 31, 2005, Rockyview had a 100% working interest in 16 gas wells, 12 of which were drilled in 2005. Rockyview expects 16 wells (16 net) will be tied in to the ATCO pipeline system and placed on production in the third quarter of 2006.

The Rockyview Sproule Report attributes proved plus probable reserves of 746 mboe to Rockyview's working interest in the Bittern Lake area.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 24, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is February 15, 2006.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of December 31, 2005 contained in the Rockyview Sproule Report and an evaluation by GLJ with an effective date of December 31, 2005 contained in the Espoir GLJ Report. The Reserves Data summarizes the oil, NGL and natural gas reserves of the Corporation and Espoir and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. Although the Corporation acquired Espoir on January 11, 2006 and therefore did not beneficially own the oil, NGL and natural gas reserves of Espoir until such time, the reserves information herein pertaining to Espoir is presented as if the Espoir Arrangement had been completed effective December 31, 2005. The Reserves Data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Rockyview believes is important to the readers of this information. Rockyview engaged Sproule and GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

Information disclosed below under the "Pro Forma" subheadings refer to the applicable information under the Rockyview Sproule Report and Espoir GLJ Report presented, for ease of reference, on a pro forma basis effective December 31, 2005.

The tables below summarize Rockyview and Espoir's crude oil, NGL and natural gas reserves and the estimated present worth of future net cash flows associated with such reserves, as at December 31, 2005. The information set forth below is derived from the Rockyview Sproule Report and Espoir GLJ Report, which were prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The tables summarize and aggregate the data contained in the Rockyview Sproule Report and Espoir GLJ Report and, as a result, may contain slightly different numbers than the Rockyview Sproule Report and Espoir GLJ Report due to rounding. **All evaluations of future net cash flows are stated before and after the provision for income taxes and prior to indirect costs and after deduction of royalties,**

estimated future capital expenditures and well abandonment costs and after giving effect to ARTC. *It should not be* assumed that the present values of estimated future net cash flows shown below is representative of the fair market value of Rockyview's crude oil, NGL and natural gas reserves. There is no assurance that the price and cost assumptions used in estimating such future net cash flows will be consistent with actual prices and costs and variances could be material. The recovery and reserve estimates of Rockyview's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The Report of Rockyview Management and Directors on Reserves Data and Other Information (on Form 51-101F3) (Rockyview Reserves as at December 31, 2005) and the Report on Reserves Data by Sproule (on Form 51-101F2) (Rockyview Reserves as at December 31, 2005) are included in this Annual Information Form. See Schedule B - "Report of Rockyview Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Rockyview Reserves as at December 31, 2005)" and Schedule A - "Report on Reserves Data by Sproule Associates Limited in Accordance with Form 51-101F2 (Rockyview Reserves as at December 31, 2005)", respectively.

The Report of Rockyview Management and Directors on Reserves Data and Other Information (on Form 51-101F3) (Espoir Reserves as at December 31, 2005) and the Report on Reserves Data by GLJ (on Form 51-101F2) (Espoir Reserves as at December 31, 2005) are included in this Annual Information Form. See Schedule D - "Report of Rockyview Management and Directors on Oil and Gas Disclosure in Accordance with Form 51-101F3 (Espoir Reserves as at December 31, 2005)" and Schedule C - "Report on Reserves Data by GLJ Petroleum Consultants Ltd. in Accordance with Form 51-101F2 (Espoir Reserves as at December 31, 2005)", respectively.

All of Rockyview's reserves are in Canada and, specifically, in the Province of Alberta.

Reserves Data (Constant Prices and Costs)

Rockyview Sproule Report

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	122	123	5,851	4,947	1,365	1,226	24	61
Developed Non-Producing	-	-	1,372	1,172	6,194	5,335	6	4
Total Developed	122	123	7,223	6,119	7,559	6,561	30	65
Undeveloped	-	-	160	139	7,231	6,412	-	-
Total Proved	122	123	7,383	6,258	14,790	12,973	30	65
Probable	89	93	3,680	3,141	5,831	5,138	15	41
Total Proved Plus Probable	211	216	11,063	9,399	20,621	18,111	45	106

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	65,850	53,444	46,089	40,923	37,013	60,521	48,501	41,474	36,590	32,924
Developed Non-Producing	44,998	37,959	32,630	28,484	25,183	31,312	25,759	21,619	18,441	15,943
Total Developed	110,848	91,403	78,719	69,407	62,196	91,834	74,260	63,093	55,031	48,867
Undeveloped	33,933	26,313	20,769	16,618	13,436	23,946	17,836	13,448	10,203	7,746
Total Proved	144,781	117,716	99,488	86,025	75,632	115,780	92,096	76,541	65,234	56,612
Probable	72,654	49,501	36,587	28,426	22,876	53,628	35,928	26,170	20,086	15,993
Total Proved Plus Probable	217,435	167,217	136,075	114,451	98,508	169,408	128,025	102,711	85,320	72,605

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	231,175	24,604	29,432	29,301	3,057	144,781	29,001	115,780
Proved Plus Probable	330,419	35,941	42,573	31,300	3,171	217,435	48,026	169,408

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	5,976
	Natural Gas (including by–products but excluding solution gas from oil wells)	37,313
	Coal Bed Methane	55,460
	Other Revenue	739
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	7,604
	Natural Gas (including by–products but excluding solution gas from oil wells)	50,295
	Coal Bed Methane	76,953
	Other Revenue	1,223

Espoir GLJ Report

Summary of Crude Oil, NGL and Natural
Gas Reserves and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

Reserves Category	Reserves					
	Light and Medium Oil		Natural Gas		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	40	38	5,605	3,986	46	29
Developed Non-Producing	93	76	3,551	2,636	47	30
Total Developed	133	114	9,156	6,622	93	59
Undeveloped	-	-	-	-	-	-
Total Proved	133	114	9,156	6,622	93	59
Probable	135	114	4,681	3,555	67	46
Total Proved Plus Probable	268	228	13,837	10,177	160	105

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	36,828	32,314	28,895	26,223	24,080	33,006	28,858	25,732	23,300	21,358
Developed Non-Producing	24,847	20,509	17,479	15,229	13,484	16,910	13,616	11,387	9,769	8,533
Total Developed	61,675	52,823	46,374	41,452	37,564	49,916	42,374	37,119	33,069	29,891
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	61,675	52,823	46,374	41,452	37,564	49,916	42,374	37,119	33,069	29,891
Probable	36,304	26,807	21,030	17,179	14,443	24,330	17,792	13,869	11,273	9,438
Total Proved Plus Probable	97,979	79,630	67,404	58,631	52,007	74,246	60,266	50,988	44,342	39,329

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	110,842	25,185	20,361	3,153	467	61,675	11,760	49,916
Proved Plus Probable	172,651	38,120	31,498	4,539	515	97,979	23,733	74,246

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	8,184
	Natural Gas (including by–products but excluding solution gas from oil wells)	38,190
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	13,343
	Natural Gas (including by–products but excluding solution gas from oil wells)	54,061

Pro Forma

Summary of Crude Oil, NGL and Natural
Gas Reserves and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005 Based on Constant Price Assumptions

Reserves Category	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	162	161	11,456	8,933	1,365	1,226	70	90
Developed Non-Producing	93	76	4,923	3,809	6,194	5,335	53	34
Total Developed	255	237	16,379	12,742	7,559	6,561	123	124
Undeveloped	-	-	160	139	7,231	6,412	-	-
Total Proved	255	237	16,539	12,880	14,790	12,973	123	124
Probable	224	207	8,360	6,697	5,831	5,138	82	87
Total Proved Plus Probable	479	444	24,900	19,577	20,621	18,111	205	211

Reserves Category	Before Income Taxes Discounted at (%/year) 0	5	10	15	20	After Income Taxes Discounted at (%/year) 0	5	10	15	20
	Net Present Values of Future Net Revenue (Thousands of Dollars)									
Proved										
Developed Producing	102,678	85,758	74,984	67,146	61,093	93,527	77,359	67,206	59,890	54,282
Developed Non-Producing	69,845	58,468	50,109	43,713	38,667	48,222	39,375	33,006	28,210	24,476
Total Developed	172,523	144,226	125,093	110,859	99,760	141,750	116,734	100,212	88,100	78,758
Undeveloped	33,933	26,313	20,769	16,618	13,436	23,946	17,836	13,448	10,203	7,746
Total Proved	206,456	170,539	145,862	127,477	113,196	165,696	134,570	113,660	98,303	86,503
Probable	108,958	76,308	57,617	45,605	37,319	77,958	53,720	40,039	31,359	25,431
Total Proved Plus Probable	315,414	246,847	203,479	173,082	150,515	243,654	188,291	153,699	129,662	111,934

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	342,017	49,789	49,793	32,454	3,524	206,456	40,760	165,696
Proved Plus Probable	503,070	74,061	74,071	35,839	3,686	315,414	71,759	243,654

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	14,160
	Natural Gas (including by–products but excluding solution gas from oil wells)	75,503
	Coal Bed Methane	55,460
	Other Revenue	739
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	20,947
	Natural Gas (including by–products but excluding solution gas from oil wells)	104,356
	Coal Bed Methane	76,953
	Other Revenue	1,223

Reserves Data (Forecast Prices and Costs)

Rockyview Sproule Report

Summary of Crude Oil, NGL and Natural Gas Reserves
and Net Present Values of Estimated Future
Net Revenue as of December 31, 2005
Based on Forecast Price Assumptions

Reserves Category	Reserves: Light and Medium Oil Gross (mbbl)	Net (mbbl)	Conventional Natural Gas Gross (mmcf)	Net (mmcf)	Coal Bed Methane Gross (mmcf)	Net (mmcf)	Natural Gas Liquids Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	122	123	5,851	4,890	1,365	1,216	24	47
Developed Non-Producing	-	-	1,372	1,161	6,194	5,275	6	4

Reserves Category	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Total Developed	122	123	7,223	6,051	7,559	6,491	30	52
Undeveloped	-	-	160	138	7,214	6,340	-	-
Total Proved	122	123	7,383	6,189	14,773	12,831	30	52
Probable	89	93	3,678	3,107	5,826	5,085	15	34
Total Proved Plus Probable	211	216	11,061	9,296	20,599	17,916	45	86

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	60,461	50,066	44,017	39.744	36,469	55,101	44,965	39,144	35,077	31,987
Developed Non-Producing	39,841	34,391	30,181	26,846	24,145	27,904	23,401	19,989	17,334	15,219
Total Developed	100,302	84,457	74,198	66,590	60,614	83,005	68,366	59,134	52,411	47,206
Undeveloped	25,941	20,404	16,318	13,221	10,820	18,160	13,551	10,207	7,713	5,811
Total Proved	126,243	104,861	90,516	79,811	71,434	101,165	81,917	69,340	60,124	53,017
Probable	58,339	39,761	29,681	23,355	19,050	43,875	29,198	21,343	16,507	13,269
Total Proved Plus Probable	184,583	144,622	120,197	103,166	90,484	145,040	111,115	90,683	76,631	66,286

Total Future Net Revenue (Undiscounted)
as of December 31, 2005 Based on
Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
				(Thousands of Dollars)				
Proved Reserves	215,916	25,492	31,244	29,461	3,476	126,245	25,078	101,165
Proved Plus Probable	302,603	35,868	46,853	31,476	3,823	184,583	39,543	145,040

Future Net Revenue by Production Group
as of December 31, 2005 Based on
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	5,352
	Natural Gas (including by–products but excluding solution gas from oil wells)	35,843
	Coal Bed Methane	48,749
	Other Revenue	572
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	6,780
	Natural Gas (including by–products but excluding solution gas from oil wells)	46,526
	Coal Bed Methane	65,851
	Other Revenue	1,040

Espoir GLJ Report

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions

	Reserves					
	Light and Medium Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved						
Developed Producing	40	38	5,423	3,823	45	28
Developed Non-Producing	92	75	3,484	2,582	46	30
Total Developed	132	113	8,907	6,405	91	58
Undeveloped	-	-	-	-	-	-
Total Proved	132	113	8,907	6,405	91	58
Probable	135	114	4,418	3,324	65	45
Total Proved Plus Probable	267	227	13,325	9,729	156	103

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	32,701	29,565	27,090	25,084	23,424	29,288	26,317	23,989	22,116	20,575
Developed Non-Producing	21,181	18,003	15,690	13,926	12,527	15,030	12,414	10,566	9,191	8,125
Total Developed	53,882	47,568	42,780	39,010	35,951	44,318	38,731	34,555	31,307	28,700
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	53,882	47,568	42,780	39,010	35,951	44,318	38,731	34,555	31,307	28,700
	27,535	20,959	16,872	14,096	12,087	18,736	14,032	11,172	9,258	7,888
Total Proved Plus Probable	81,417	68,527	59,652	53,106	48,038	63,054	52,763	45,727	40,565	36,588

Total Future Net Revenue (Undiscounted) as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	**Revenue**	**Royalties**	**Operating Costs**	**Development Costs**	**Well Abandonment and Reclamation Costs**	**Future Net Revenue Before Income Taxes**	**Income Taxes**	**Future Net Revenue After Taxes**
				(Thousands of Dollars)				
Proved Reserves	102,941	25,500	19,866	3,157	537	53,882	9,564	44,318
Proved Plus Probable	154,155	36,845	30,673	4,571	647	81,419	18,365	63,054

Future Net Revenue by Production Group as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	**Production Group**	**Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)**
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	7,431
	Natural Gas (including by-products but excluding solution gas from oil wells)	35,349
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	11,743
	Natural Gas (including by-products but excluding solution gas from oil wells)	47,909

Pro Forma

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2005 Based on Forecast Price Assumptions

	Reserves							
	Light and Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)
Proved								
Developed Producing	162	161	11,274	8,713	1,365	1,216	69	75
Developed Non-Producing	92	75	4,856	3,743	6,194	5,275	52	34
Total Developed	254	236	16,130	12,456	7,559	6,491	121	110
Undeveloped	-	-	160	138	7,214	6,340	-	-
Total Proved	254	236	16,290	12,594	14,773	12,831	121	110
Probable	224	207	8,096	6,431	5,826	5,085	80	79
Total Proved Plus Probable	478	443	24,386	19,025	20,599	17,916	201	189

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(Thousands of Dollars)									
Proved										
Developed Producing	93,162	79,631	71,107	64,828	59,893	84,389	71,282	63,133	57,193	52,562
Developed Non-Producing	61,022	52,394	45,871	40,772	36,672	42,934	35,815	30,555	26,525	23,344
Total Developed	154,184	132,025	116,978	105,600	96,565	127,323	107,097	93,688	83,718	75,906
Undeveloped	25,941	20,404	16,318	13,221	10,820	18,160	13,551	10,207	7,713	5,811
Total Proved	180,125	152,429	133,296	118,821	107,385	145,483	120,648	103,895	91,431	81,717
Probable	85,875	60,720	46,553	37,451	31,137	62,611	43,230	32,515	25,765	21,157
Total Proved Plus Probable	266,000	213,149	179,849	156,272	138,522	208,094	163,878	136,410	117,196	102,874

Total Future Net Revenue (Undiscounted) as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Taxes
	(Thousands of Dollars)							
Proved Reserves	318,857	50,991	51,110	32,618	4,013	180,125	34,642	145,483
Proved Plus Probable	456,758	72,713	77,526	36,047	4,470	266,002	57,908	208,094

Future Net Revenue by Production Group as of December 31, 2005 Based on Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (Thousands of Dollars)
Proved	Light and Medium Crude Oil (including solution gas and other by–products)	12,783
	Natural Gas (including by–products but excluding solution gas from oil wells)	71,192
	Coal Bed Methane	48,749
	Other Revenue	572
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by–products)	18,523
	Natural Gas (including by–products but excluding solution gas from oil wells)	94,435
	Coal Bed Methane	65,851
	Other Revenue	1,040

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means Rockyview's total working interest before deduction of royalties and without including any royalty interest.

"**Net**" means Rockyview's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties, which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the Rockyview Sproule Report and Espoir GLJ Report, operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by Sproule in the Rockyview Sproule Report and Espoir GLJ Report effective December 31, 2005 are as follows:

Summary of Pricing and Inflation Rate Assumptions as at December 31, 2005
Forecast Prices and Costs

	Oil				Natural Gas	Edmonton Liquids Prices				
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/mmbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Inflation Rates [(a)] %/Year	Exchange Rate[(b)] ($US/$Cdn)
Forecast										
2006	60.81	70.07	47.27	59.62	11.58	39.25	47.01	71.77	2.5	0.850
2007	61.61	70.99	47.79	60.39	10.84	39.76	47.62	72.71	2.5	0.850
2008	54.60	62.73	43.23	53.48	8.95	35.14	42.08	64.25	2.5	0.850
2009	50.19	57.53	40.28	49.18	7.87	32.22	38.59	58.92	1.5	0.850
2010	47.76	54.65	38.65	46.75	7.57	30.61	36.66	55.97	1.5	0.850
2011	48.48	55.47	39.44	47.54	7.70	31.07	37.21	56.81	1.5	0.850
2012	49.20	56.31	40.25	48.35	7.83	31.54	37.77	57.67	1.5	0.850
2013	49.94	57.16	41.07	49.17	7.96	32.01	38.34	58.54	1.5	0.850
2014	50.69	58.02	41.90	50.00	8.09	32.50	38.92	59.42	1.5	0.850
2015	51.45	58.89	42.75	50.85	8.23	32.99	39.51	60.31	1.5	0.850
2016	52.22	59.78	43.60	51.70	8.37	33.48	40.10	61.22	1.5	0.850
Thereafter					1.5%/year					

Notes:

(a) Inflation rates for forecasting prices and costs.

(b) Exchange rates used to generate the benchmark reference prices in this table.

(4) Weighted average historical prices realized by Rockyview for the period ended December 31, 2005 were $10.60/mcf for natural gas, $63.72/bbl for oil and $59.35/bbl for NGLs.

(5) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Rockyview Sproule Report and Espoir GLJ Report. Product prices were not escalated beyond December 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation).

Summary of Pricing Assumptions as of December 31, 2005
Constant Prices and Costs

	Oil				Natural Gas	Edmonton Liquid Prices			
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Bow River 25° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/Mmbtu)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
2006	61.04	68.12	37.66	52.28	9.99	51.90	59.32	71.35	0.860

(6) The extent and character of all factual data supplied to Sproule and GLJ was accepted by Sproule and GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Rockyview Sproule Report and Espoir GLJ Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted. Salvage values for facilities and base reclamation costs for any of the Corporation's wells which were assigned no reserves have not been included in the Rockyview Sproule Report and Espoir GLJ Report. No costs were included in the Rockyview Sproule Report and Espoir GLJ Report for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases.

(7) ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation will qualify for the maximum ARTC.

(8) Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule and GLJ in determining reserves that should be attributed to a property, and, in determining the aggregate future net revenue therefrom, Sproule and GLJ deducted the reasonable estimated future well abandonment costs.

Reconciliations of Changes in Reserves and Future Net Revenue

**Reconciliation of
Corporation Net Reserves
by Principal Product Type
Based on Constant Prices and Costs**

Factors	Light and Medium Oil Net Proved (mbbl)	Light and Medium Oil Net Probable (mbbl)	Light and Medium Oil Net Proved Plus Probable (mbbl)	Natural Gas Liquids Net Proved (mbbl)	Natural Gas Liquids Net Probable (mbbl)	Natural Gas Liquids Net Proved Plus Probable (mbbl)
June 21, 2005[1]	56.7	143.0	199.7	50.6	29.8	80.4
Extensions						
Improved Recovery						
Technical Revisions	73.5	(53.7)	19.8	(21.4)	(22.8)	(44.2)
Discoveries	-	-	-	6.0	8.0	14.0
Acquisitions						
Dispositions						
Economic Factors						
Production	(8.3)	-	(8.3)	(5.7)	-	(5.7)
December 31, 2005	121.9	89.3	211.2	29.5	15.0	44.5

Factors	Conventional Natural Gas Net Proved (mmcf)	Conventional Natural Gas Net Probable (mmcf)	Conventional Natural Gas Net Proved Plus Probable (mmcf)	Coal Bed Methane Net Proved (mmcf)	Coal Bed Methane Net Probable (mmcf)	Coal Bed Methane Net Proved Plus Probable (mmcf)
June 21, 2005[1]	6,607	4,259	10,866	1,732	3,209	4,941
Extensions						
Improved Recovery						
Technical Revisions	(1,171)	(1,729)	(2,900)	963	(57)	906
Discoveries	2,524	881	3,405	12,224	2,674	14,898
Acquisitions						
Dispositions						
Economic Factors						
Production	(933)	-	(933)	(146)	-	(146)
December 31, 2005	7,027	3,411	10,438	14,773	5,826	20,599

Note:

(1) Rockyview commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.

Reconciliation of Changes in
Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Proved Reserves
Constant Prices and Costs

Period and Factor	After Tax 2005
	(Thousands of Dollars)
Estimated Future Net Revenue at June 21, 2005 (1)	39,864
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties (2)	(8,696)
Net Change in Prices, Production Costs and Royalties Related to Future Production	38,422
Changes in Previously Estimated Development Costs Incurred During the Period	(6,801)
Changes in Estimated Future Development Costs	(27,470)
Extensions and Improved Recovery	
Discoveries	63,722
Acquisitions of Reserves	
Dispositions of Reserves	
Net Change Resulting from Revisions in Quantity Estimates	447
Accretion of Discount (3)	
Net Change in Income Taxes (4)	
All Other Changes	
Estimated Future Net Revenue at December 31, 2005	99,488

Notes:

(1) Rockyview commenced active operations on June 21, 2005 following completion of the Rockyview Arrangement.
(2) Cash flow from operations.
(3) Estimated as 10% of the beginning of period net present value.
(4) The difference between income taxes at beginning of period and income taxes at end of period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Corporation as at the end of each of the financial years noted.

Proved Undeveloped Reserves

Year	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(mbbls)	(mmcf)	(mbbls)	(mboe)
2004	-	578	-	96
2005	-	7,374	-	1,229

In 2005, proved undeveloped reserves were attributed to the Wood River properties on account of 39 drilling locations and increased recovery factors. As of the date of this Annual Information Form, none of the 39 wells have yet been drilled.

Probable Undeveloped Reserves

Year	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(mbbls)	(mmcf)	(mbbls)	(mboe)
2004	181	7,468	29	1,454
2005	89	9,505	15	1,688

In 2005, probable undeveloped reserves related to improved decline rates in certain existing pools and drilling locations that were, or were expected to be drilled on Rockyview's oil and natural gas properties.

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are integrated into Rockyview's development plans. The Corporation's business plan generally envisions the development of proved and probable undeveloped reserves within two years of the date of such integration. The various factors that could result in delayed or cancelled development include:

- changing economic conditions;
- changing technical conditions (production anomalies (i.e., water breakthrough, accelerated depletion));
- multi-zone developments (i.e. a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions and regulatory approvals, for example).

Significant Factors or Uncertainties

Other than the various risks and uncertainties that participants in the oil and gas industry are exposed to generally, Rockyview is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Future Development Costs

The following table sets forth development costs deducted by Sproule in the estimation of the future net revenue for Rockyview's properties and assets attributable to the reserve categories noted below.

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
	(Thousands of Dollars)			
2006	18,667	19,545	18,667	19,546
2007	10,794	11,931	10,634	11,754
2008	-	-	-	-
2009	-	-	-	-
2010	-	-	-	-
Total: Undiscounted	29,461	31,476	29,301	31,300
Total: Discounted at 10%/year	27,154	28,977	27,016	28,824

In all years for which economic forecasts were made by Sproule in the Rockyview Sproule Report, the net revenues from the reserves attributable to Rockyview's properties and assets are well in excess of the estimated future development costs. Therefore, the Rockyview Sproule Report assumes that the Corporation will be able to fund the anticipated expenditures for future development entirely out of its cash flow and will not require other sources in order to develop the proved or probable reserves. As a result, interest or other costs of external funding are not included in the reserves and future net revenue estimates.

Landholdings

Rockyview's developed and undeveloped landholdings (in acres) as at January 12, 2006, are set forth in the following table.

	Undeveloped		Developed		Total	
	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]
Alberta	118,667	87,498	73,823	43,310	192,530	130,808
Total	118,677	87,498	73,823	43,310	192,530	130,808

Notes:

(1) "**Gross**" means, collectively, the total number of acres in which Rockyview, ROG and Rockyview Partnership have an interest.

(2) "**Net**" means, collectively, the aggregate of the percentage working interests of Rockyview, ROG and Rockyview Partnership in the Gross acres.

The Seaton-Jordan Report has estimated the fair value of Rockyview's net undeveloped landholdings, as at December 31, 2005, at approximately $14.9 million. For purposes of the Seaton-Jordan Report, "fair value" is defined as the price which Seaton-Jordan

feels could reasonably be expected to be received for the undeveloped lands. In order to determine fair market value, Seaton-Jordan considered the following factors: the acquisition cost of the undeveloped properties; recent sales by others of interest in the same undeveloped properties; terms and conditions (expressed in monetary terms) of recent farmin agreements and work commitments related to the undeveloped properties; and recent sales of similar properties in the same general area.

The Corporation expects that rights to explore, develop and exploit 26,298 gross (21,864 net) acres of undeveloped landholdings attributable to Rockyview's properties and assets may expire by December 31, 2006.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table summarizes Rockyview's interest, as at December 31, 2005, in producing wells and wells that Rockyview considers to be capable of production.

	Producing Wells				Shut-in Wells (3)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Alberta	19	13.2	128	79.5	4	1.4	68	46.4

Notes:

(1) "**Gross**" refers to all wells in which Rockyview has either a working interest or a royalty interest.

(2) "**Net**" refers to the aggregate of the percentage working interests of Rockyview in the gross wells, before the deduction of royalties.

(3) "**Shut-in Wells**" refers to wells that are capable of producing crude oil or natural gas, but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Rockyview has an interest are located no further than 10 kilometres from existing pipelines.

Capital Expenditures

The following table sets out Rockyview's capital expenditures for various categories of expenditure, for the period indicated.

	Year Ended December 31, 2005
	(Thousands of Dollars)
Land and seismic	1,318
Drilling and completions	8,613
Facilities and equipment	2,697
Property acquisitions and dispositions (net)	-
Corporate acquisition	39,865
Other	239
Total	52,732

Drilling Activity

The following table summarizes Rockyview's drilling results for the period indicated.

	Period Ended December 31, 2005	
	Gross (1)	Net (2)
Natural gas	55	39.5
Total	55	39.5

Notes:

(1) "**Gross**" wells refers to all wells in which Rockyview has either a working interest or a royalty interest.

(2) "**Net**" wells refers to the aggregate of the percentage working interests of Rockyview in the gross wells, before the deduction of royalties.

History – Daily Sales Volumes and Netbacks

The following tables set forth Rockyview's daily sales volumes and netbacks on a quarterly basis for the periods indicated.

	2005			
	Period Ended December 31	Fourth Quarter	Third Quarter	Second Quarter
	(audited)	(unaudited)	(unaudited)	(unaudited)
Production				
Crude oil and NGL (bbls/d)	74	71	76	83
Natural gas (mcf/d)	5,709	5,682	5,719	5,874
Oil equivalent (boe/d)	1,026	1,018	1,029	1,061
Netbacks per boe				
Revenue [(1)]	66.32	74.64	60.34	46.19
Royalties	12.78	14.56	11.44	8.99
Production expenses [(2)]	9.84	11.18	8.69	8.23
Netback	43.70	48.90	40.21	28.97
Netbacks per bbl – Oil and NGL				
Revenue [(1)]	61.95	59.98	64.03	60.29
Royalties	10.28	10.67	9.95	10.04
Production expenses [(2)]	9.85	7.65	12.69	3.52
Netback	41.82	41.66	41.38	46.73
Netbacks per mcf – Natural Gas				
Revenue [(1)]	10.60	11.97	9.62	7.20
Royalties	2.16	2.48	1.93	1.48
Production expenses [(2)]	2.86	3.25	2.54	2.37
Netback	5.58	6.24	5.15	3.35
Capital Expenditures				
Land and seismic	1,318	1,104	202	12
Drilling and completion	8,613	7,280	1,333	-
Facilities and equipment	2,697	2,230	452	15
Property acquisitions and dispositions (net)	-	-	-	-
Corporate acquisition	39,865	-	-	39,865
Other	239	23	216	-
Total	52,732	10,637	2,203	39,892

Notes:

(1) After giving effect to commodity hedges.

(2) Production expenses include expenses related to well workovers, fuel and power costs related to operation of wells, operator wages and salaries and other miscellaneous production costs and are reduced by pipeline fee revenue.

Forward Contracts

Rockyview has no financial or commodity hedges in place.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs (net of estimated salvage values) for surface leases, wells, facilities and pipelines, which are expected to be incurred during the periods indicated in respect of Rockyview's properties and assets.

	Abandonment and Reclamation Costs Escalated at 2% Undiscounted	Abandonment and Reclamation Costs Escalated at 2% Discounted at 10%
	(Thousands of Dollars)	
Total as at December 31, 2005	5,331	1,821
Anticipated to be paid in 2006	59	56
Anticipated to be paid in 2007	98	85
Anticipated to be paid in 2008	68	49

The amounts disclosed in the foregoing table that have not been deducted as abandonment and reclamation costs in estimating the future net revenue disclosed elsewhere in this Annual Information Form are $1.51 million on an undiscounted basis and $0.52 million on a discounted basis.

Rockyview estimates the costs to abandon and reclaim all its shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Rockyview's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on the AEUB methodology, which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves. The Corporation will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. The Corporation currently estimates that the future environmental and reclamation obligations net of salvage value in respect of Rockyview's properties and assets will aggregate approximately $2.76 million escalated at 2% per year.

As at December 31, 2005, Rockyview expected to incur reclamation and abandonment costs in respect of 261 gross (139.1 net) wells located on its properties and assets.

Tax Horizon

Rockyview's management does not expect that Rockyview will be taxable in the next one to two years. Rockyview has estimated approximately $56.5 million of tax pools will be available as at December 31, 2005, which can be used to off-set taxable income.

Costs Incurred

The following table summarizes certain costs (irrespective of whether such costs were capitalized or recorded as an expense) incurred by Rockyview for the periods indicated.

Expenditures	**Year Ended December 31, 2005**
	(audited) (Thousands of Dollars)
Property acquisition costs – Unproved properties	5,180
Property acquisition costs – Proved properties	34,685
Exploration costs (1)	1,566
Development costs (2)	11,062
Other	239
Total	52,732

Notes:

(1) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2005 exploration wells drilled.

(2) Development and facilities capital expenditures.

Exploration and Development Activities

The following table sets out the number of exploratory and development wells (both on a gross and net basis) in which Rockyview participated during the period indicated.

	Year Ended December 31, 2005			
	Exploratory Wells		Development Wells	
	Gross [(1)]	Net [(2)]	Gross [(1)]	Net [(2)]
Natural Gas	-	-	55	39.5
Total:	-	-	55	39.5

Notes:
(1) "**Gross**" means the total number of wells in which the Corporation has an interest.
(2) "**Net**" means the number of wells obtained by aggregating the working interest to be acquired by the Corporation in each of its gross wells.

For details concerning anticipated 2005 exploration and development activities in respect of Rockyview's properties and assets, see "Description of Principal Properties".

Production Estimates

The following table sets out the volumes of the proved plus probable gross production estimated for the year ending December 31, 2006 as estimated by Sproule in assessing the future net revenue disclosed in the tables above.

	Light and Medium Oil (bbls/d)	Natural Gas (mcf/d)	Natural Gas Liquids (bbls/d)	BOE (boe/d)
2006 Wood River [(1)]	51	8,300	21	1,456
2006 Bittern Lake [(1)]	-	1,616	-	269
Total 2006	51	9,916	21	1,725

Note:
(1) Wood River and Bittern Lake jointly account for approximately 85% of the estimated production attributable to Rockyview's properties and assets.

Production History

The following tables summarize certain information respecting the production, product prices received, royalties paid, operating expenses and resulting netback for Rockyview for the periods indicated.

		Average per Unit of Volume Production ($/bbl, $/mcf)			
Product Type/2005 Quarter	Average Daily Production Volume [(1)]	Price Received	Royalties Paid	Production Costs	Resulting Netback
Light and Medium Oil and NGLs					
Second Quarter [(3)]	83	60.29	10.04	3.52	46.73
Third Quarter	76	64.03	9.95	12.69	41.38
Fourth Quarter	71	59.98	10.67	7.65	41.66
Natural Gas					
Second Quarter [(3)]	5,874	7.20	1.48	2.37	3.35
Third Quarter	5,719	9.62	1.93	2.54	5.15
Fourth Quarter	5,682	11.97	2.48	3.25	6.24

Notes:
(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties, operating expenses and transportation expenses from revenues.
(3) For the period from commencement of Rockyview's operations on June 21, 2005 to June 30, 2005.

The following table summarizes certain production information for each of Rockyview's important fields for the period from June 21, 2005 to December 31, 2005.

	Light and Medium Oil (mbbls)	Natural Gas (mmcf)	Natural Gas Liquids (mbbls)
Wood River	7.9	981.3	5.5
Wetaskiwin	-	56.0	0.1
Stettler	0.6	32.4	0.2
Clive	-	37.9	-
Other	-	-	-
Total	8.5	1,107.6	5.8

Summary of Selected Reserve Information

The following table sets forth the interest to be acquired, gross reserves, Economic Life and Reserve Value information in respect of Rockyview's properties and assets as at December 31, 2005.

	% Interest Acquired (1)(2)	Gross Reserves (mboe) (2)(3)(7)	Economic Life (years) (2)(3)	Reserve Value (2)(3)(4)(5)	
				($000's)	%
Wood River	65	3,587	16	84,365	70
Clive	5	298	14	6,592	6
Stettler	5	291	9	4,613	4
Bittern Lake	13	746	12	13,659	11
Other	12	610	15	10,967	9
Total (6)	100	5,532	13 (7)	120,196	100

Notes:

(1) The weighted average percentage interest share of total proved plus probable reserves to be acquired by the Corporation in respect of its properties and assets before the deduction of royalties payable to others.
(2) Based on total proved plus probable reserves as set out in the Rockyview Sproule Report.
(3) Utilizing forecast cost and price assumptions.
(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.
(5) Net of capital expenditures. Does not include the value of the undeveloped lands.
(6) Columns may not add due to rounding.
(7) Average of the Economic Life column.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to increase existing production in Rockyview's properties and assets, which are in addition to the future development projects taken into consideration by Sproule in estimating the reserve values contained in the Rockyview Sproule Report. Opportunities being considered include:

- approximately three exploration and development drilling locations at Wood River;
- well re-completions to convert wells that have been producing in various zones evaluated in the Rockyview Sproule Report to produce from zones to which Sproule did not assign reserves; and
- additional drilling locations that have been identified through a review of 2-D and 3-D seismic data.

Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the Rockyview Sproule Report.

The Corporation may also identify further development projects and other opportunities to optimize production from its properties and implement operational efficiencies to lower operating expenses from those forecasted in the Rockyview Sproule Report, as it enhances its understanding of its properties and assets with the benefit of new information generated from ongoing operations.

Production History

The following table summarizes the sales volumes of crude oil and natural gas attributable to Rockyview's properties and assets, before deduction of royalties, for the periods indicated. Average production for the year ended December 31, 2005 was 1,026 boe/d.

	Year Ended December 31, 2005 (audited)
Crude oil and natural gas liquids (mbbls)	14.4
Average daily production (bbls/d)	74
Natural gas sales (mmcf)	1,107.6
Average daily sales (mcf/d)	5,709
Total oil equivalent (mboe)	198.9
Average daily production (boe/d)	1,026

Direct Revenue and Operating Expenses

The following table summarizes the revenue and operating expenses directly attributable to Rockyview's properties and assets for the periods indicated.

	Year Ended December 31, 2005 (audited) $
Revenue:	
Petroleum and natural gas sales [1]	13,195,154
Royalties	2,542,115
Operating expenses net of fees	1,957,529
Operating Income	8,695,510

Note:

(1) Average product price received for the year ended December 31, 2005 was $66.32/boe.

Marketing Arrangements

Rockyview Crude Oil Summary

Crude oil produced by Rockyview is currently marketed via Trafigura Energy Partnership on 30 day Evergreen contracts, which are renegotiated on an annual basis.

Rockyview did not enter into any physical hedging arrangements in 2005.

Rockyview Natural Gas and Natural Gas Liquids Summary

Rockyview markets the majority of its natural gas production on both the ATCO and TransCanada Corporation pipeline systems, to various creditworthy counterparties at the Canadian Gas Price Reporter 4A Daily Index under 30 day rolling arrangements.

Rockyview holds two minor system gas contracts with Cargill Gas Marketing and Pan Alberta Gas which are for the economic life of reserves.

Rockyview did not enter into any physical hedging arrangements in 2005.

Rockyview's natural gas liquids are sold for the April 1-March 31 contract year to various counterparties which are all now under price renegotiation for the 2005-2006 period.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Rockyview's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The price of oil is determined by negotiation between buyers and sellers. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. An 8,000 m^3 royalty exemption is available to production from a reactivated well that has not produced for the preceding 24-month period, if reactivation occurred after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier oil royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30% for oil pools discovered between April 1, 1974 and September 1, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35% for oil pools discovered prior to April 1, 1974.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. These rules preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules do not presently preclude Rockyview from being eligible for the ARTC program.

In November 2003, the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Rockyview will be required to include in federal taxable income will be 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

Some of the financial incentives in the Strategy include:

Royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Rockyview anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Rockyview believes that it is in material compliance with applicable environmental laws and regulations. Rockyview also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

RISK FACTORS

Rockyview's securities should be considered highly speculative due to the nature of Rockyview's business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained or incorporated by reference in this Annual Information Form before making an investment decision. An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Rockyview's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Rockyview's

reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Rockyview.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, Rockyview may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Rockyview. In accordance with industry practice, Rockyview is not fully insured against all of these risks, nor are all such risks insurable. Although Rockyview maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Rockyview could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on Rockyview.

Operational Dependence

Other companies operate some of the assets in which Rockyview has an interest. As a result, Rockyview has limited ability to exercise influence over the operation of these assets or their associated costs, which could adversely affect Rockyview's financial performance. Rockyview's return on assets operated by others will therefore depend upon a number of factors that may be outside of Rockyview's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Project Risks

Rockyview manages a variety of small and large projects in the conduct of its business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic.

Rockyview's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Corporation's control, including:

- the availability of processing capacity;
- the availability and proximity of pipeline capacity;
- the supply of and demand for oil and natural gas;
- the availability of alternative fuel sources;
- the effects of inclement weather;
- the availability of drilling and related equipment;
- unexpected cost increases;
- accidental events;
- currency fluctuations;
- the availability and productivity of skilled labour; and
- regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, Rockyview could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Competition

The petroleum industry is competitive in all its phases. Rockyview competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Rockyview's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than Rockyview. Rockyview's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. See "Industry Conditions". Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase Rockyview's costs, any of which may have a material adverse effect on Rockyview's business, financial condition and results of operations. In order to conduct oil and gas operations, Rockyview requires licenses from various governmental authorities. There can be no assurance that Rockyview will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Rockyview's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Rockyview to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Rockyview to incur costs to remedy such discharge. Although Rockyview believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Rockyview is and will continue to be affected by numerous factors beyond its control. Rockyview's ability to market its oil and natural gas may depend upon its ability

to acquire space on pipelines that deliver natural gas to commercial markets. Rockyview may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Rockyview's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or gas and a reduction in the volumes of Rockyview's reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Rockyview are in part determined by Rockyview's borrowing base. A sustained material decline in prices from historical average prices could reduce Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview which could require that a portion, or all, of Rockyview's bank debt be repaid and a liquidation of assets.

Substantial Capital Requirements

Rockyview anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations and prospects.

Additional Funding Requirements

Rockyview's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Rockyview may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, Rockyview's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If Rockyview's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Issuance of Debt

From time to time Rockyview may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase Rockyview's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Rockyview may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Rockyview's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of Rockyview's indebtedness from time to time, could impair Rockyview's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Rockyview may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Rockyview will not benefit from such increases. Similarly, from time to time Rockyview may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Rockyview will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited

equipment or access restrictions may affect the availability of such equipment to Rockyview and may delay exploration and development activities. To the extent Rockyview is not the operator of its oil and gas properties, Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Rockyview's claim which could result in a reduction of the revenue received by Rockyview.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this Annual Information Form are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Rockyview's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. In Rockyview's case, 70% of gas in place associated with proved reserves was estimated using volumetric analysis. Recovery facts and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule and GLJ have used both constant and escalated prices and costs in estimating the reserves and future net cash flows contained in the Rockyview Sproule Report and Espoir GLJ Report, respectively. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from Rockyview's oil and gas reserves will vary from the estimates contained in the Rockyview Sproule Report and Espoir GLJ Report, and such variations could be material. The Rockyview Sproule Report and Espoir GLJ Report are based in part on the assumed success of activities Rockyview intends to undertake in future years. The reserves and estimated cash flows set out in the Rockyview Sproule Report and Espoir GLJ Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Rockyview Sproule Report and Espoir GLJ Report.

Insurance

Rockyview's involvement in the exploration for and development of oil and natural gas properties may result in Rockyview becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Rockyview maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Rockyview. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview.

Dividends

To date, Rockyview has not declared or paid any dividends on the outstanding Common Shares or Preferred Shares (as such term is defined herein). Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of Rockyview's earnings, financial requirements and other conditions existing at such future time. At present, Rockyview does not anticipate declaring and paying any dividends in the near future.

Conflicts of Interest

Certain directors of Rockyview are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest".

Dilution

Rockyview may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Rockyview which may be dilutive.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licenses and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Corporation's ongoing capital program, potentially delaying the program and the results of such program until the Corporation finds a suitable alternative partner.

Reliance on Key Personnel

Rockyview's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Rockyview. Rockyview does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of Rockyview are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Rockyview.

DIVIDENDS

Rockyview has not declared or paid any dividends on the Common Shares since its incorporation. The Board of Directors of Rockyview will determine the actual timing, payment and amount of dividends, if any, that may be paid by Rockyview from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Rockyview, the needs for funds to finance ongoing operations and other business considerations as the Board of Directors of Rockyview considers relevant. Payment of dividends is subject to the consent of Rockyview's lenders.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and preferred shares ("**Preferred Shares**") of Rockyview.

Common Shares

Rockyview is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the Board of Directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

Preferred Shares

Rockyview is authorized to issue an unlimited number of Preferred Shares, issuable in series. The Board of Directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Rockyview, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol "RVE". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated, commencing with the date upon which the Common Shares began trading on the TSX:

	Price Range ($)		Trading
Period	**High**	**Low**	**Volume**
2005			
June (24 - 30) [1]	6.19	5.81	386,836
July	6.24	5.01	3,872,120
August	5.77	4.88	3,731,673
September	7.56	5.53	3,358,574
October	7.59	5.81	1,505,596
November	5.90	5.05	1,244,142
December	6.32	5.58	1,134,068

Period	Price Range ($) High	Low	Trading Volume
2006			
January	6.65	5.86	1,324,388
February	6.44	5.54	2,484,293
March (1 - 24)	6.05	5.65	1,290,557

Note:
(1) The Common Shares began trading on the TSX on June 24, 2005.

PRIOR SALES

Other than the issuance of 913,149 Warrants at a deemed price of $0.64 per Warrant pursuant to the Unit Offering, there is no class of securities of Rockyview that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

The following table sets forth the number of securities of each class of the Corporation held in escrow and the percentage of the outstanding securities of the class.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	1,194,843	6.1%
Warrants	597,415	66.7%

Note:
(1) Burnet, Duckworth & Palmer LLP is the escrow agent for these securities.

Pursuant to escrow agreements (the "**Escrow Agreements**") dated June 21, 2005 among Rockyview, Burnet, Duckworth & Palmer LLP (the "**Escrow Agent**") and subscribers (the "**Escrowed Securityholders**") who acquired Units pursuant to the Unit Offering, the Escrowed Securityholders have deposited in escrow with the Escrow Agent 1,194,843 Common Shares and 597,415 Warrants. Pursuant to the terms of the Escrow Agreements, the 1,194,843 Common Shares are subject to a contractual hold period and releasable from escrow as to one-half of the aggregate number of Common Shares held by the Escrowed Securityholders on October 21, 2006 and June 21, 2007. Pursuant to the terms of the Escrow Agreements, the 597,415 Warrants are subject to a contractual hold period and releasable from escrow as to one-half of the aggregate number of Warrants held by the Escrowed Securityholders on each of the following dates: (i) the later of October 21, 2006 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76; and (ii) the later of June 21, 2007 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76. In addition, in the event that an Escrowed Securityholder who was an officer, director, employee or other service provider to Rockyview (a "**Rockyview Service Provider**") at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person will not be entitled to any further releases of Common Shares pursuant to the applicable Escrow Agreement. If any Common Shares are not released under the Escrow Agreements, Rockyview has the right to repurchase such Common Shares at a price equal to the lesser of $4.38 and the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider, provided that, for a Rockyview Service Provider terminated without cause by Rockyview the repurchase price for the Common Shares will be the 20-day volume weighted average trading price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Rockyview Service Provider. In the event that an Escrowed Securityholder who was a Rockyview Service Provider at the time of the Unit Offering, ceases to be a Rockyview Service Provider, such person shall cease to have the right to all unvested Warrants pursuant to the applicable Escrow Agreement and such Warrants shall not become exercisable and shall be void and of no further effect thereafter.

All of the Escrowed Securities shall be released from escrow pursuant to the Escrow Agreements if a "change of control" (as defined in the Escrow Agreements) takes place upon receipt by the Escrow Agent of documentation from Rockyview confirming the "change of control" and the date of the "change of control". Pursuant to the Escrow Agreements, the Board of Directors of Rockyview may accelerate the vesting of the Escrowed Securities in such circumstances and on such terms and conditions as the Board of Directors may determine to be appropriate, in its sole discretion.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth certain information in respect of Rockyview's directors and executive officers:

Name, Province and Country of Residence	Positions with Rockyview [(1)]	Principal Occupation During the Five Preceding Years
Steven Cloutier Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Rockyview since June 27, 2005; prior thereto, President and Chief Operating Officer of APF Inc. and prior thereto Executive Vice President and Chief Operating Officer of APF Inc.
Martin Hislop [(4)] Alberta, Canada	Director	Retired Businessman since June 22, 2005 and prior thereto Chief Executive Officer of APF Inc.
John Howard [(2)(3)(4)(6)] Alberta, Canada	Chairman and Director	President, Lunar Enterprises Corp., a private oil and gas company.
Nancy Penner [(2)(3)] Alberta, Canada	Director	Counsel, Parlee McLaws LLP, a law firm.
Scott Dawson [(2)(3)(4)] Alberta, Canada	Director	President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005 and prior thereto President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company.
Alan MacDonald Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Rockyview since June 27, 2005 and prior thereto Vice President, Finance and Chief Financial Officer of APF Inc.
Daniel Allan Alberta, Canada	Chief Operating Officer	Chief Operating Officer of Rockyview since June 27, 2005; prior thereto, Vice-President Exploration and Production of APF Inc. and prior thereto President and Chief Executive Officer of CanScot Resources Ltd.
Howard Anderson Alberta, Canada	Vice President, Engineering	Vice President, Engineering of Rockyview since June 27, 2005; prior thereto Manager, Central Business Unit of APF Inc., from 2002 to 2004; prior thereto V.P. Engineering and Development at Pioneer Natural Resources Canada Inc., and prior thereto, Manager Exploration at Canadian Hunter Exploration Ltd.

Notes:

(1) All of the directors of Rockyview have been appointed to hold office until the next annual general meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Messrs. Cloutier, Hislop, Howard and Ms. Penner have been directors of Rockyview since May 2005 and Mr. Dawson has been a director since June 2005.

(2) Member of the Audit Committee.
(3) Member of the Compensation, Nominating and Corporate Governance Committee.
(4) Member of the Reserves Committee.
(5) Rockyview does not have an Executive Committee.
(6) Mr. Howard was appointed Chairman of the Board on February 23, 2006.

As at the date hereof, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all of the directors and executive officers of Rockyview is 1,402,563 Common Shares, being approximately 7.2% of the issued and outstanding Common Shares. In addition, the directors and officers of Rockyview own 537,630 Warrants, being approximately 60.0% of the issued and outstanding Warrants.

The following is a brief description of the background of the directors and executive officers of Rockyview.

Steven Cloutier, President, Chief Executive Officer and Director

Prior to his appointment as President and Chief Executive Officer of Rockyview, Mr. Cloutier was the President and Chief Operating Officer of APF Inc. since 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including APF Trust's merger with StarPoint Energy Trust.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel Allan, Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. CanScot, an emerging CBM player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration and Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald, Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 25 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions. Mr. MacDonald was appointed Vice President, Finance and Chief Financial Officer of Rockyview in June 2005.

Howard Anderson, Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering and Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary.

Martin Hislop, Director

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President and Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation and currently sits on the board of Tristar Oil & Gas Ltd.

John Howard, Chairman and Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President and Chief Executive Officer, 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President and Chief Executive Officer, 1987-97) and Sunoma Energy (President and Chief Executive Officer, 1999-2000) / Barrington Petroleum (President and Chief Executive Officer, 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (a subsidiary of Ketch Resources Trust), Eastshore Energy Ltd., Trifecta Resources Inc., Bunker Energy Inc. and Auriga Energy Inc.

Nancy Penner, Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises boards of directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

Scott Dawson, Director

Mr. Dawson has been the President and Chief Executive Officer of Open Range Energy Corp., a public oil and gas company, since November 30, 2005. Prior thereto, Mr. Dawson was President and Chief Executive Officer of Tempest Energy Corp., a public oil and gas company, from June 2000 to November 30, 2005. Prior thereto, Mr. Dawson was the President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, from December 1996 to November 1999.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of this Annual Information Form, or has been, within the 10 years before the date of this Annual Information Form, a director or executive officer of any corporation (including the Corporation) that while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Corporation being the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder other than as set forth below:

John A. Howard, Chairman of the Corporation, was the President, Chief Executive Officer and director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

To the knowledge of the Corporation, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Corporation is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director or executive officer of the Corporation, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the year ended December 31, 2005 or during the current financial year that has materially affected or will materially affect the Corporation, other than as disclosed elsewhere in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Olympia Trust Company at its principal office in Calgary, Alberta and its agent's office in Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there are no material contracts entered into by Rockyview during the year ended December 31, 2005 which can reasonably be regarded as presently material.

INTEREST OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or relating to, the Corporation's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are PricewaterhouseCoopers LLP, the Corporation's independent auditors, Sproule and GLJ, the Corporation's independent engineering evaluators and Seaton-Jordan, the Corporation's independent undeveloped landholding evaluators.

Interests of Experts

To the Corporation's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (i) were held by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan when PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan prepared the statement, report or valuation in question, (ii) were received by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan after PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan prepared the statement, report or valuation in question, or (iii) is to be received by PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan.

Neither PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan, nor any director, officer or employee of PricewaterhouseCoopers LLP, Sproule, GLJ or Seaton-Jordan, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of John Howard (Chair), Nancy Penner and Scott Dawson. The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
John Howard Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of various publicly traded oil and gas issuers during the past 25 years and from his service on boards and audit committees of other publicly traded oil and gas issuers, Mr. Howard has developed practical experience and understanding of procedures for financial reporting.
Nancy Penner Calgary, Alberta	Yes	Yes	Ms. Penner's education and experience relevant to the performance of her responsibilities as an Audit Committee member are derived from more than 20 years' of law practice involving accounting and audit-related issues associated with complex commercial, securities and oil and gas transactions. She has also developed practical experience and understanding of internal controls and procedures for financial reporting from her service on Boards and audit committees of publicly traded issuers and a Crown corporation. She also continually pursues study on related subjects.
Scott Dawson Calgary, Alberta	Yes	Yes	As President and Chief Executive Officer of publicly traded oil and gas issuers during the past ten years and from his service on boards and audit committees of other publicly traded issuers, Mr. Dawson has also developed practical experience and understanding of procedures for financial reporting.

None of the members of the Audit Committee has a direct or indirect material relationship with the Corporation.

Pre-Approval of Policies and Procedures

Under the Mandate and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by PricewaterhouseCoopers LLP and in such case, only with the prior approval of the Audit Committee.

Audit Committee Mandate and Terms of Reference

Role and Objective

The Audit Committee is a committee of the Board of Directors (the "**Board**") of the Corporation to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Audit Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Audit Committee are as follows:

1. to assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2. to provide better communication between directors and external auditors;
3. to enhance the external auditor's independence;
4. to increase the credibility and objectivity of financial reports; and
5. to strengthen the role of the independent directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Membership of Audit Committee

1. The Audit Committee will be comprised of at least three (3) directors of the Corporation or such greater number as the Board may determine from time to time and all members of the Audit Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.
2. The Audit Committee may from time to time designate one of the members of the Audit Committee to be the Chair of the Audit Committee.
3. All of the members of the Audit Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Audit Committee

It is the responsibility of the Audit Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Corporation's internal control systems:
   (a) identifying, monitoring and mitigating business risks; and
   (b) ensuring compliance with legal, ethical and regulatory requirements.

3. Review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:
   (a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
   (b) reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   (c) reviewing accounting treatment of unusual or non-recurring transactions;
   (d) ascertaining compliance with covenants under loan agreements;
   (e) reviewing disclosure requirements for commitments and contingencies;
   (f) reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   (g) reviewing unresolved differences between management and the external auditors; and
   (h) obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses and other offering documents, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. Review and approve the disclosure of the Audit Committee information required to be included in the AIF of the Corporation prior to its filing with regulatory authorities.

6. With respect to the appointment of external auditors by the Board:

   (a) recommend to the Board the external auditors to be nominated;
   (b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Audit Committee;
   (c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;

(d) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(e) review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Audit Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Audit Committee from time to time.

7. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Audit Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

8. Review risk management policies and procedures of the Corporation (i.e. hedging, litigation and insurance).

9. Establish a procedure for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10. Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Audit Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The external auditors shall be required to report directly to the Audit Committee. The Audit Committee will also have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Audit Committee.

The Audit Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Audit Committee and at the expense of the Corporation without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Audit Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Audit Committee, unless the Chair is not present, in which case the members of the Audit Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Audit Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee will be the same as those governing the Board unless otherwise determined by the Audit Committee or the Board.

4. Meetings of the Audit Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Audit Committee will be taken. The Chief Financial Officer will attend meetings of the Audit Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Audit Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Audit Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Audit Committee members along with background information on a timely basis prior to the Audit Committee meetings.

7. The Audit Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Audit Committee and assist in the discussion and consideration of the matters being considered by the Audit Committee.

8. Minutes of the Audit Committee will be recorded and maintained and circulated to directors who are not members of the Audit Committee or otherwise made available at a subsequent meeting of the Board.

9. The Audit Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Audit Committee may be removed or replaced at any time by the Board and will cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as two members remain on the Audit Committee. Subject to the foregoing, following appointment as a member of the Audit Committee each member will hold such office until the Audit Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Audit Committee Chair.

External Auditor Service Fees

The following table sets forth the audit service fees billed by Rockyview's external auditor, PricewaterhouseCoopers LLP, for the period indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees Fiscal Period Ended December 31, 2005	$35,000	Audit of consolidated financial statements
Audit – Related Fees Fiscal Period Ended December 31, 2005	$10,000	Review of interim financial statements

ADDITIONAL INFORMATION

Additional information relating to Rockyview may be found on SEDAR at www.sedar.com and also on Rockyview's website at www.rockyviewenergy.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Rockyview's securities and securities authorized for issuance under equity compensation plans is contained in Rockyview's information circular – proxy statement dated March 14, 2006 relating to the annual general meeting of shareholders to be held on April 20, 2006.

Additional information is also provided in Rockyview's consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005, which documents may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"**ABCA**" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**ARTC**" means Alberta Royalty Tax Credit;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common voting shares in the capital of Rockyview;

"**Corporation**" or "**Rockyview**" means Rockyview Oil & Gas Limited, a corporation amalgamated pursuant to the ABCA and, unless the context otherwise requires, includes ROG and Rockyview Partnership;

"**Economic Life**" means, with respect to an oil and natural gas property, the time remaining before production of Petroleum Substances from the property is forecast to be uneconomic under forecast cost and price assumptions;

"**Espoir Arrangement**" means the plan of arrangement under the ABCA involving Rockyview, Espoir and the securityholders of Espoir;

"**Espoir GLJ Report**" means the February 27, 2006 report prepared by GLJ, evaluating the crude oil, natural gas and NGL reserves of Espoir, as at December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**GAAP**" means Canadian generally accepted accounting principles;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

"**NI 51-101**" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators;

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (including condensate and NGLs), and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

"**Reserve Value**" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax net cash flow from the total proved plus probable reserves shown in the most recent engineering report relating to such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

"**Rockyview Partnership**" means Rockyview Energy Partnership, a general partnership organized under the laws of the Province of Alberta;

"**Rockyview Sproule Report**" means the February 15, 2006 report prepared by Sproule, evaluating the crude oil, natural gas and NGL reserves of Rockyview, as at December 31, 2005, in accordance with the standards contained in the COGE Handbook and the reserves definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**ROG**" means Rockyview Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

"**Seaton-Jordan**" means Seaton-Jordan & Associates Ltd., independent land evaluators, Calgary, Alberta;

"**Seaton-Jordan Report**" means the independent evaluation dated February 6, 2006, prepared by Seaton-Jordan in respect of Rockyview's undeveloped lands, effective December 31, 2005;

"**SEDAR**" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

"**Sproule**" means Sproule Associates Limited, independent petroleum consultants, Calgary, Alberta;

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended;

"**TSX**" means the Toronto Stock Exchange; and

"**United States**" or "**U.S.**" means the United States of America.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		**Natural Gas**	
bbl	one barrel	mcf	one thousand cubic feet
bbls	barrels	mmcf	one million cubic feet
bbls/d	barrels per day	bcf	one billion cubic feet
mbbls	thousand barrels		
boe	barrels of oil equivalent of natural gas on the basis of 1 boe for 6 mcf of natural gas (unless otherwise indicated)	mcf/d	one thousand cubic feet per day
mboe	one thousand barrels of oil equivalent	mmcf/d	one million cubic feet per day
mmboe	one million barrels of oil equivalent	GJ	gigajoule
boe/d	barrels of oil equivalent per day	GJs/d	gigajoules per day
NGL	natural gas liquids	btu	British thermal unit
stb	standard stock tank barrel	mmbtu	million British thermal units

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Other

WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("10^3m^3")	0.0282
thousand cubic metres	mcf	35.494
bbls	cubic metres ("m^3")	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SCHEDULE A
REPORT ON RESERVES DATA BY SPROULE ASSOCIATES LIMITED
IN ACCORDANCE WITH FORM 51-101F2
(ROCKYVIEW RESERVES AS AT DECEMBER 31, 2005)

To the Board of Directors of Rockyview Energy Inc. (the "**Corporation**"):

1. We have prepared an evaluation of the Corporation's Reserves Data as at December 31, 2005. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (Thousands of Dollars)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
Sproule Associates Limited	Evaluation of the P&NG Reserves of Rockyview Energy Inc., as of December 31, 2005 prepared February 15, 2006	Canada	0	120,197	0	120,197

5. In our opinion, the Reserves Data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after its preparation date.

7. Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
March 24, 2006

(Signed) "*Bob Johnson*", B.Sc., P. Eng
Manager, Engineering

SCHEDULE B
REPORT OF ROCKYVIEW MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3 (ROCKYVIEW RESERVES AS AT DECEMBER 31, 2005)

Management of Rockyview Energy Inc. (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Steven Cloutier
President and Chief Executive Officer

(Signed) Daniel Allan
Chief Operating Officer

(Signed) John Howard
Director

(Signed) Scott Dawson
Director

March 24, 2006

SCHEDULE C
REPORT ON RESERVES DATA BY GLJ PETROLEUM CONSULTANTS LTD.
IN ACCORDANCE WITH FORM 51-101F2
(ESPOIR RESERVES AS AT DECEMBER 31, 2005)

To the Board of Directors of Rockyview Energy Inc. (the "**Corporation**"):

1. We have prepared an evaluation of Espoir Exploration Corp. Reserves Data as at December 31, 2005. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the Reserves Data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the Reserves Data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's Board of Directors:

5.

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) (Thousands of Dollars)			
			Audited ($)	Evaluated ($)	Reviewed ($)	Total ($)
GLJ Petroleum Consultants Ltd.	Evaluation of the P&NG Reserves of Espoir Exploration Corp., as of December 31, 2005 prepared February 27, 2006	Canada	0	59,652	0	59,652

6. In our opinion, the Reserves Data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

7. We have no responsibility to update this evaluation for events and circumstances occurring after its preparation date.

8. Because the Reserves Data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd.
Calgary, Alberta
March 24, 2006

(Signed) "*Terry L. Aarsby*", P.Eng.
VP Corporate Evaluations

SCHEDULE D
REPORT OF ROCKYVIEW MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE IN ACCORDANCE WITH FORM 51-101F3 (ESPOIR RESERVES AS AT DECEMBER 31, 2005)

Management of Rockyview Energy Inc. are responsible for the preparation and disclosure of information with respect to Espoir Exploration Corp. (the "**Corporation**") oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors of the Corporation has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) Steven Cloutier
President and Chief Executive Officer

(Signed) Daniel Allan
Chief Operating Officer

(Signed) John Howard
Director

(Signed) Scott Dawson
Director

March 24, 2006

2005 ANNUAL REPORT

Rockyview Energy



CLIMBING HIGH

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	...ee months ended ...c. 31, 2005	Period ended Dec. 31, 2005
FINANCIAL ($)		
...evenue before royalties	6,993,066	13,195,154
...et income	1,383,782	2,094,859
...er share - basic	0.11	0.24
...er share - diluted	0.11	0.23
...ash flow from operations	4,016,113	7,452,589
...er share - basic	0.33	0.85
...er share - diluted	0.33	0.82
...tal assets	63,243,557	63,243,557
Working capital	949,643	949,643
...apital asset acquisitions	–	39,864,559
...apital expenditures	10,636,569	12,866,962
Market		
...hares outstanding [1]		
...nd of period	12,049,077	12,049,077
...eighted average - basic	12,037,058	8,822,616
...eighted average - diluted	12,301,818	9,087,376
OPERATIONS		
Average daily production [2]		
...ht crude oil (bbl/d)	46	44
NGL's (bbl/d)	25	30
...atural gas (mcf/d)	5,682	5,709
...tal (boe/d)	1,018	1,026
Average wellhead prices		
...ht crude oil ($/bbl)	59.49	63.72
...GL's ($/bbl)	61.11	59.35
...atural gas ($/mcf)	11.97	10.60
...verage ($/boe)	71.02	63.48
...perating netback ($/boe)	48.90	43.71

...otes:

... Weighted average shares outstanding have been calculated based ...n ...94 days from date of incorporation.

... Actual daily production volumes for the period ended December 31, ... reflect 194 days of production from June 21, 2005.

ANNUAL GENERAL MEETING

...e Annual Meeting of the shareholders of ...ockyview Energy Inc. will be held on April ...0, 2006 at 3:00 pm in the Cardium Room ...t the Calgary Petroleum Club located at ...19 - 5 Avenue SW, Calgary, Alberta.

PRESIDENT'S MESSAGE

We are pleased to present Rockyview Energy Inc.'s ("Rockyview") inaugural annual report.

Rockyview commenced operations in June 2005 through a plan of arrangement with APF Energy Trust ("APF Trust"), prior to APF's merger with StarPoint Energy Trust ("Starpoint"). Although Rockyview was a smaller part of a larger transaction, it was a key component that allowed us to unlock the value of some of APF Energy Inc.'s ("APF") assets in the Wood River area of Central Alberta.

WHY WE DID THE DEAL WITH STARPOINT

The APF team had been together for several years and had delivered above-average returns for its unitholders: 25% per year from 1996 to 2005. However, the royalty trust space was getting crowded with close to forty names, competing aggressively with each other. We were convinced that consolidation was inevitable and concluded that those at the front end of the initiative and able to pick their merger partner would do better than those who waited. In StarPoint we found an aggressive, well-managed royalty trust that we felt had the ability to grow on an accretive basis.

However, the simple marriage of two trusts in a market-to-market transaction was not reason enough to do the deal with StarPoint; rather, it was the potential value of a new exploration company – spun out of the management and assets of APF and going solely to the account of APF Trust unitholders – that tipped the balance in favour of an APF Trust-StarPoint union. Accordingly, Rockyview Energy was created by a group of fourteen former APF staff.

In selecting the assets to be moved into Rockyview, we established three criteria: they had to have solid base production (to ensure the stability of the cash flow stream); they had to have upside potential (to allow us to add reserves and production at cost effective rates); and they had to be concentrated (to allow us to focus operationally). We found these in a group of APF properties located in the Central Alberta area, situated between Red Deer and Edmonton. This area is well known for its multi-zone prospectivity (there are a number of producing formations) and strong access to infrastructure (pipelines and gas plants).

The measure of the potential value of our "exploreco" was immediately seen when Rockyview first started trading on June 24, 2005: the 1,000 barrels of oil equivalent ("boe") per day that was part of a larger APF portfolio had been valued at approximately $54,000 per flowing boe; in Rockyview, it was valued at $85,000 per flowing boe. This was due simply to the different valuations assigned to trusts and to junior exploration companies.

Starpoint itself was later involved in a series of transactions; if investors followed all those through, APF Trust unitholders are 50% ahead relative to where they were the day before APF Trust and Starpoint announced the merger.

WHERE WE GO FROM HERE

In examining the key components which have driven the success of junior exploration companies in recent years, we determined that our business plan should be based on a diversified strategy that combined the following: *low-risk development and optimization; higher-impact exploration; and acquisitions.*

Our initial asset package, carved out of APF, had both low-risk drilling and higher impact opportunities.

Rockyview began its drilling program in late September 2005. During the last 100 days of 2005, Rockyview drilled 55 (39.5 net) wells with a 100% success rate and spent approximately $12.6 million. Pending the completion of tie-ins and the installation of compression, we believe there is as much as 6 million cubic feet per day (or 1,000 boe) of production behind pipe which will be brought on in increments during the first and second quarters of 2006. Most of that will come from the shallow, dry, Horseshoe Canyon coalbed methane ("CBM") formation.



The Rockyview team comprises officers, senior managers and key technical staff from APF, which was one of the best performing trusts on the TSX from its IPO in late 1996 to mid-2005. Left to right: Alan MacDonald, VP Finance & CFO; Steven Cloutier, President & CEO; Howard Anderson, VP Engineering; Dan Allan, COO.

While we were executing on the drilling program at Wood River, we didn't lose sight of our need to fill out the balance of our business plan with an exploration wedge. While some of that was done internally, a meaningful piece came when we were able to identify, evaluate and acquire another oil and gas company. On January 11, 2006, we purchased Espoir Exploration Corp. ("Espoir") for approximately $67 million, adding 935 boe per day of production and a high quality prospect inventory in two new core areas.

For 2006, we have outlined a $40 million capital budget that contemplates the drilling of 84 (58 net) wells and have arranged for two drilling rigs to remain on contract. As in 2005, most of the capital ($22 million) will be allocated to developing CBM in the Horseshoe Canyon formation, with the balance spent on conventional drilling, completions, land and seismic across Rockyview's three core areas. Not included in any current plans is drilling for CBM in the Upper Mannville formation. Rockyview has 55 net sections (35,200 acres) of land which is prospective for this exciting resource play and we are taking very measured steps in assessing the best way to harvest this potential. Options include drilling wells ourselves; farming-out to industry partners; or keeping the drilling locations in inventory. In each case, Rockyview has sufficient projects on the books to have an active drilling program.

With a solid production base that is complemented by a combination of low risk and high impact drilling upside, we are looking forward to an exciting and profitable 2006.

ACKNOWLEDGEMENTS

I wish to thank our staff, consultants, board of directors and professional advisors for all their efforts during this exciting period of our early development.



Steven Cloutier
President & Chief Executive Officer

▷▷ REVIEW OF OPERATIONS



COMMENCING OPERATIONS IN JUNE 2005, ROCKYVIEW IMPLEMENTED A STRATEGY WITH THREE PRIMARY COMPONENTS TO ENSURE GROWTH IN SHAREHOLDER VALUE:

- ▷ *LOW RISK DEVELOPMENT AND EXPLOITATION*
- ▷ *HIGHER IMPACT EXPLORATION*
- ▷ *MERGERS AND ACQUISITIONS*


ALBERTA
SASK
ESPOIR ACQUISITION
(JAN 2006)
Grande Prairie
Edmonton
INITIAL CORE AREA
(JUNE 2005)
Calgary

Our focus with respect to drilling is to concentrate in areas where Rockyview has a competitive advantage due to technical expertise, land, facilities or some combination of these factors. These were the criteria on which the Company based its selection of the Central Alberta area to be its initial core asset. This area in Central Alberta includes Wood River, Clive, Stettler, Kneller and Bittern. The producing zones are predominantly from the Cretaceous era, and include Belly River, Basal Quartz and Ellerslie for conventional production.

Complementing these traditional horizons, coalbed methane development in the Horseshoe Canyon formation is now considered to be an established resource play, with most of the significant geological risk removed. It is also considered a statistical play with production rates per well ranging from 100 mcf per day to over 200 mcf per day.

Rockyview drilled 42 (31.7 net) CBM wells of which 22 (12.5 net) were at Wood River, 12 (12.0 net) at Bittern, 3 (2.8 net) at Stettler, 3 (2.4 net) at Clive and 2 (2.0 net) at Kneller. Test production rates on all wells were at or better than average statistical rates. The Company expects it will have all of the 2005 CBM wells drilled at Wood River, Stettler and Clive on production in the first half of 2006, while production at Bittern is not scheduled until the third quarter of 2006. The encouraging test rates at Kneller support additional test wells and the Company plans to drill three wells in 2006 before proceeding with full scale development in 2007. In addition to CBM development, the Company drilled 13 (7.8 net) successful wells at Wood River in 2005 for the Belly River zone. The Company expects production additions of approximately 6,000 mcf per day from its 2005 drilling program in 2006.

One of the key elements of a successful oil and gas company is its ability to execute on mergers and acquisitions ("M&A") when opportunities present themselves. While at APF, the Rockyview management team built one of the best performing energy trusts on the Toronto Stock Exchange ("TSX") from its inception in 1996 to its sale in 2005, through a combination of organic growth and accretive M&A.

In the process of creating Rockyview, management recognized the need to expand the Company's asset base over and above CBM and identified key geographical and geological areas to target from an M&A perspective. The Company was looking for opportunities with multi-zone potential, room to grow and areas that the technical team were familiar with. On October 30, 2005, Rockyview announced that it had agreed to purchase Espoir, a company active in western Alberta, and also in the Peace River Arch. The Thunder/Neerlandia area is adjacent to the Corbett Creek Upper Mannville CBM project operated by the Rockyview management team while at APF.

With a skilled technical team and a land inventory of over 80,000 net undeveloped acres, Rockyview has the necessary components to pursue an aggressive exploration program that will target higher risk, higher reward, drilling prospects. For 2006, Rockyview plans to drill 12 (9 net) wells at Thunder/Neerlandia for the Banff and Nordegg formations, 4 (3 net) in the Peace River Arch targeting the Gething, Baldonnel, Halfway and Montney formation and 11 (7 net) wells in the Wood River area for the Belly River and Basal Quartz zones.

LAND HOLDINGS

Rockyview commenced operations in June 2005 with 76,400 net acres of land in the Central Alberta area, of which 25,400 net acres was developed and 51,000 net acres was undeveloped. During the six months ended December 31, 2005, the Company developed 6,400 net acres of its undeveloped land while expiries exceeded land acquisitions by 5,600 net acres, leaving a total land position of 70,800 net acres, of which 31,800 net acres were developed and 39,005 net acres were undeveloped.

The 39,005 net acres of undeveloped land in the Central Alberta area was independently valued at $14,863,608 at December 31, 2005.

At the Alberta Crown land sale held on December 14, 2005, a senior independent producer paid prices ranging from $711 per hectare ($288 per acre) to $2,871 per hectare ($1,162 per acre) for Mannville CBM rights on lands adjacent to Rockyview's acreage. Rockyview has 45 net undeveloped sections (28,800 acres) of land in the Central Alberta area that have the resource potential for the Upper Mannville coals. The Company is taking measured steps to assess the best way to harvest this exciting resource play and options include drilling horizontal wells ourselves, farming out to industry partners, or keeping the drilling locations in inventory while we focus on our Horseshoe Canyon resource.

The Espoir acquisition added 48,500 net undeveloped acres of land in the Western Alberta area and the Peace River Arch. In Western Alberta, the Espoir acquisition added 10 net undeveloped sections (6,400 acres) of lands proximate to ongoing CBM Mannville projects at Corbett Creek. This is an area where the Rockyview management team accumulated lands and drilled Upper Mannville CBM wells while at APF. This area is also being actively developed for Upper Mannville CBM by several other energy companies.

Rockyview has an outstanding land base in both the Horseshoe Canyon and Upper Mannville CBM coals.

WOOD RIVER UPPER MANNVILLE CBM


$711/ha
$806/ha
$2,871/ha
$1,974/ha
$854/ha
T43
T42
R24
R23
R22W4

THUNDER UPPER MANNVILLE CBM


Corbett Creek Canetic (APF)
Upper Mannville CBM Project
T61
T60
T59
R7
R6
R5
R4W5



WOOD RIVER COMPRESSION PROJECT

Rockyview identified the need for expanded compression and dehydration facilities at Wood River as part of the successful 2005 drilling program and in anticipation of the 2006 drilling program.

Rockyview owns and operates the 11 mmcf/d Wood River 1-28 gas plant and extensive gas gathering system, which includes 12 field compressors. This system was running at about 90% capacity.

In the first phase of compression and gathering expansion, Rockyview installed a new compressor station comprising two electrically driven compressors totalling 1,000 hp, with separation and dehydration facilities, capable of processing 4 mmcf/d.





To significantly reduce noise, Rockyview employed quieter electrically driven compressors rather than those powered by the more typical gas engine, and installed specially-engineered noise-attenuating structures to enclose the machinery. Equipment on the site was oriented such that sources of noise were directed away from the nearest residences. Electric drive also eliminates exhaust emissions. Prior to construction, Rockyview enabled neighbouring residents to tour similar installations in order to demonstrate the effectiveness of planned noise and emission design features. The residents also chose the colour of the buildings to blend in with the surroundings, and Rockyview will build fences and plant trees to further minimize the visual impact of its facility.

Rockyview plans to construct a second, 6 mmcf/d, 1,500 hp compressor/dehydration station in 2006, in a more remote area of the field, to accommodate 2006 drilling volumes. That station will also be electrically driven, and will incorporate many of the same design features as the first station. With the addition of this second station, total productive capacity of Rockyview field facilities will exceed 20 mmcf/d.



CENTRAL ALBERTA

Key Properties: ***WOOD RIVER, BITTERN, KNELLER, STETTLER & CLIVE***	
Formations: Belly River, Basal Quartz, Horsehoe Canyon coals, Upper Mannville coals	
Undeveloped Acreage: 39,000	
2005 Results: ($12.4 MM CAP-EX)	2006 Budget: ($29.3 MM CAP-EX)
Conventional Wells Drilled: 13 (7.8 net)	Conventional Wells: 11 (7 net)
CBM Wells: 42 (31.7 net)	CBM Wells: 57 (39 net)

Rockyview's capital program was exceedingly successful, adding 2.78 mboe (proved plus probable) at an all in F&D cost of $11.85/boe, generating a recycle ration of 3.69. The quantum of the reserve additions reinforces the Company's plans to fully develop its Wood River CBM area to 4 wells per section. During 2005, Rockyview drilled 13 (7.8 net) Belly River gas wells and 22 (12.5 net) CBM wells at Wood River, all of which are planned to be on production by the end of the first half of 2006. The Company plans to drill an additional 43 (25 net) CBM wells at Wood River and install 1,500 hp of compression in 2006.

WOOD RIVER CONVENTIONAL


T43
T42
R24
R23
R22W4
2005 wells drilled
2006 drilling locations

At Bittern, the Company plans to drill another 4 (4 net) CBM wells in 2006 to complement the 12 (12 net) wells drilled in 2005. Rockyview has ordered 1,200 hp of compression that will be commissioned by the third quarter of 2006, at which time all 16 wells at Bittern will be tied-in and placed on production.

At Clive and Stettler, Rockyview drilled 6 (5.2 net) CBM wells in 2005 and has plans to drill another 6 (6 net) CBM wells in 2006. The wells drilled in 2005 will be tied-in and placed on production in the first half of 2006.

At Kneller, 2 (2 net) CBM wells were drilled in 2005 and flowed at above average test rates for the Horseshoe Canyon coals. The Company has budgeted 4 (4.0 net) additional CBM test wells for Kneller in 2006, at which time it will decide on the commercial viability of this project. If these 4 wells flow as expected, a full scale CBM development project at Kneller will commence in 2007.

BITTERN


T46
T45
R23
R22
R21W4
● 2005 wells drilled
O 2006 drilling locations

2005 CAPITAL PROGRAM

During the period ended December 31, 2005, Rockyview drilled 55 (39.5 net) gas wells with a 100% success rate. All of the wells were drilled in the Central Alberta core area.

DRILLING ACTIVITY

Period ended December 31,	2005	
	Gross	Net
Conventional gas	13	7.8
CBM	42	31.7
Total	55	39.5
Success rate		100%

CAPITAL EXPENDITURES

On June 21, 2005, pursuant to a plan of arrangement with APF Trust and APF, Rockyview acquired oil and gas properties in central Alberta for $49.66 million from APF. As the former APF Trust unitholders became the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview were accounted for on a "continuity of interests" basis, resulting in the assets and liabilities being transferred at carrying value to Rockyview.

The 2005 capital development program totalled $12.64 million and was primarily attributable to drilling and completion costs and production and compressor facility costs. Head office costs totalled $0.24 million. All the tie-in costs associated with the 2005 drilling program will be incurred in 2006.

Period ended December 31,	2005
($000)	
Acquired pursuant to Plan of Arrangement	39,865
Land acquisitions	1,155
Seismic	162
Drilling and completions	8,614
Production facilities	2,697
Head office	239
Capital expenditures	52,732

EVALUATION OF OIL AND NATURAL GAS RESERVES

All of Rockyview's reserves were evaluated by Sproule Associates Limited ("Sproule"). Their report is effective December 31, 2005 and is in accordance with NI51-101. The following reserves are based on forecast pricing and costs and do not include any data relating to the Espoir acquisition, completed in January 2006.

SUMMARY OF RESERVES

	Light & medium oil		Natural gas		NGL's		Total	
As at December 31, 2005	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved								
Developed producing	121.9	123.4	7,215.5	6,106.4	23.5	47.4	1,348.0	1,188.5
Developed non-producing	–	–	7,566.3	6,436.2	6.0	4.1	1,267.1	1,076.8
Undeveloped	–	–	7,373.8	6,477.9	–	–	1,229.0	1,079.7
Total Proved	121.9	123.4	22,155.6	19,020.5	29.5	51.5	3,844.0	3,345.0
Probable Additional	89.3	92.8	9,504.9	8,191.8	15.0	34.2	1,688.5	1,492.3
Proved plus Probable	211.2	216.3	31,660.4	27,212.2	44.5	85.7	5,532.4	4,837.4

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means our interest (operating and non-operating) before deduction of royalties and without including any of our royalty interests.

(3) "Net" means our interest (operating and non-operating) after deduction of royalty burdens, plus our royalty interest in production or reserves.

(4) We do not have heavy oil reserves.

(5) We have presented our associated and non-associated natural gas, solution gas and CBM gas on a combined basis.

Rockyview's crude oil, natural gas and natural gas liquids reserves were evaluated using the Sproule January 1, 2006 price forecast, prior to the provision for income taxes, interest, debt service charges and general and administrative expenses. Actual oil and natural gas reserves and future production will be greater than or less than the estimates provided. Estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Rockyview has adopted the standard of 6mcf:1boe when converting natural gas to barrels of oil equivalent. Boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES

As at December 31, 2005 (based on forecast pricing and costs, $000)

	0%	5%	10%	15%	20%
Proved					
Developed producing	60,460.7	50,066.2	44,016.6	39,744.2	36,468.7
Developed non-producing	39,841.2	34,390.6	30,181.1	26,845.6	24,145.2
Undeveloped	25,941.5	20,404.3	16,318.2	13,220.9	10,819.8
Total Proved	126,243.5	104,861.1	90,515.9	79,810.7	71,433.7
Probable Additional	58,339.3	39,761.0	29,680.6	23,354.8	19,050.1
Proved plus Probable	184,582.8	144,622.1	120,197.0	103,165.6	90,483.7

Notes:

(1) Net present values include well-site abandonment costs.

(2) Columns may not add due to rounding.

UNDEVELOPED LAND

The company had its undeveloped land position independently evaluated by Seaton-Jordan & Associates Ltd., effective December 31, 2005. At that date, the Company had 39,005 net undeveloped acres with a value of $14,863,608.

NET ASSET VALUE

As at December 31, 2005 (based on forecast pricing and costs, $000)

	0%	5%	10%	15%	20%
Net present value before income taxes	184,582.8	144,622.1	120,197.0	103,165.6	90,483.7
Land	14,863.6	14,863.6	14,863.6	14,863.6	14,863.6
Asset retirement obligation	(997.3)	(997.3)	(997.3)	(997.3)	(997.3)
Working capital	949.6	949.6	949.6	949.6	949.6
Proceeds from dilutive securities	9,123.8	9,123.8	9,123.8	9,123.8	9,123.8
Total net asset value	208,522.5	168,561.9	144,136.8	127,105.5	114,423.6
Fully diluted shares outstanding (000)	13,852.7	13,852.7	13,852.7	13,852.7	13,852.7
Net asset value per share ($)	15.05	12.17	10.40	9.18	8.26

On June 21, 2005, Rockyview's initial net asset value was $4.74 per share. At December 31, 2005, prior to closing the Espoir acquisition and as a result of an exceedingly successful drilling program in the second half of 2005, Rockyview's net asset value increased 219% to $10.40 per share based on proved plus probable reserves, discounted at 10%. This reflects management's commitment to growing the Company's value per share for its shareholders.

The following tables contain reconciliations of Rockyview's Gross[1] Interest Reserves on a proved and a proved plus probable basis for the period ended December 31, 2005.

RECONCILIATION OF PROVED RESERVES	Natural gas (mmcf)	Light and medium oil (mbbl)	NGL's (mbbl)	Total (mboe)
Reserves - Estimated at June 21, 2005	8,339.3	56.6	51.0	1,497.5
Discoveries/Revisions/Extensions	14,923.9	73.8	(15.7)	2,545.4
Dispositions	–	–	–	–
Production	(1,107.6)	(8.5)	(5.8)	(198.9)
Reserves at December 31, 2005	22,155.6	121.9	29.5	3,844.0

RECONCILIATION OF PROVED PLUS PROBABLE RESERVES	Natural gas (mmcf)	Light and medium oil (mbbl)	NGL's (mbbl)	Total (mboe)
Reserves - Estimated at June 21, 2005	15,807.3	237.6	80.0	2,952.1
Discoveries/Revisions/Extensions	16,960.7	(17.9)	(29.7)	2,779.2
Dispositions	–	–	–	–
Production	(1,107.6)	(8.5)	(5.8)	(198.9)
Reserves at December 31, 2005	31,660.4	211.2	44.5	5,532.4

Note:

(1) Gross reserves are defined as working interest (before the deduction of royalties) and without including any of our royalty interests.

FINDING AND DEVELOPMENT COSTS

The 2005 capital development program resulted in total proved reserves additions of 2.55 mmboe and 2.78 mmboe on a proved plus probable basis. As a result, finding and development costs related to the 2005 capital program, including changes in additional future development costs, were $14.41 per proved boe and $11.85 per proved plus probable boe. The calculation of the Company's finding and development costs are noted in the table below.

($000)	Proved	Proved plus Probable
Total finding and development costs ("F&D")	12,628.2	12,628.2
Change in future development costs	24,063.7	20,313.1
Total	36,691.9	32,941.3
Net reserve additions (mboe)	2,545.4	2,779.2
($/boe except recycle ratio values)		
F&D cost	$14.41	$11.85
Operating netback	$43.71	$43.71
Recycle ratio	3.03	3.69

The aggregate of the exploration and development costs incurred in the financial year end and the future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Sproule commodity price assumptions, effective January 1, 2006 are as follows:

Year	WTI Oil ($U.S./bbl)	Foreign exchange ($U.S./$Cdn.)	Light oil ($Cdn./bbl)	Ethane (Cdn./bbl)	Propane (Cdn./bbl)	Butane (Cdn./bbl)	Pentanes Plus ($Cdn/bbl)	AECO - C Spot ($Cdn./mmbtu)
2006	60.81	1.750	70.07	32.09	39.25	47.01	71.77	11.58
2007	61.61	1.750	70.99	30.04	39.76	47.62	71.71	10.84
2008	54.60	1.750	62.73	24.80	35.14	42.08	64.25	8.95
2009	50.19	1.750	57.53	21.81	32.22	38.59	58.92	7.87
2010	47.76	1.750	54.65	20.96	30.61	36.66	55.97	7.57
2011	48.48	1.750	55.47	21.32	31.07	37.21	56.81	7.70
2012	49.20	1.750	56.31	21.69	31.54	37.77	57.67	7.83
2013	49.94	1.750	57.16	22.06	32.01	38.34	58.54	7.96
2014	50.69	1.750	58.02	22.43	32.50	38.92	59.42	8.09
2015	51.45	1.750	58.89	22.81	32.99	39.51	60.31	8.23
2016	52.22	1.750	59.78	23.20	33.48	40.10	61.22	8.37
Escalate thereafter	1.5%/yr		1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr	1.5%/yr

▷▷ ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview completed the acquisition of Espoir. The total cost of the acquisition was $67.1 million, comprised of $54.4 million for Espoir's shares and the assumption of $12.7 million of net debt at closing. Included in the acquisition cost was $6.6 million for 48,421 net acres of undeveloped land and seismic.

The Espoir acquisition added approximately 935 boe per day of production (93% natural gas) from 17 wells with an average working interest of 61% and an inventory of 15 to 20 gross (10 to 14 net) drilling locations.

Espoir's two areas of focus made it an attractive acquisition for Rockyview:

WESTERN ALBERTA

Key Properties: ***THUNDER, WESTLOCK, GEORGE & NEERLANDIA***
Formations: Fahler, Nordegg, Banff, Upper Mannville Coals
Undeveloped Acreage: 25,300
2006 Budget: $5 MM CAP-EX
Conventional Wells: 12 (9 net)

Thunder (Western Alberta; TWP's 58-61, RGE's 04-07 W5M). Multi-zone potential for gas in Cretaceous, Jurassic and Paleozoic formations. Additional upside in the Upper Mannville formation for CBM. The Thunder area is in close proximity to the Corbett Creek CBM project area where Rockyview's management team compiled a significant land position while at APF.

PEACE RIVER ARCH

Key Properties: ***SPIRIT RIVER, GORDONDALE***
Formations: Gething, Halfway, Baldonnel, Charlie Lake, Montney
Undeveloped Acreage: 23,200
2006 Budget: $1.8 MM CAP-EX
Conventional Wells: 4 (3 net)

Multi-zone potential for gas and light oil in Cretaceous and Triassic formations. The Company has extensive 3D and 2D seismic coverage over its lands.

The Espoir acquisition brings geographical and geological diversification to Rockyview and higher impact locations that complement the Company's low risk Horseshoe Canyon CBM play in central Alberta.

Rockyview has committed to drill four wells as part of a farm-in agreement in the Thunder/Neerlandia core area. Work on the first two wells is to begin on or before March 31, 2006 and the second two wells by July 15, 2006. In the agreement, Rockyview was granted access to 56 net sections (36,000 net acres) of Crown mineral rights containing multi-zone natural gas potential. Rockyview will pay 100% of the drilling and completion costs of each well and will earn a 60% working interest in the section on which each well is located. In addition, Rockyview will earn a 60% working interest in an additional section of land for each well drilled. Upon completion of the four well commitment, the Company will have ongoing options to further earn lands on identical terms. The terms of the agreement also allow Rockyview to have access to the farmor's seismic database on and within one mile of the farm-in lands.



Directors (left to right): Martin Hislop, Nancy Penner, Steven Cloutier, Scott Dawson, John Howard

CORPORATE GOVERNANCE

The Board of Directors (the "Board") is responsible for the stewardship of Rockyview and for overseeing the Company's business. Rockyview is committed to the highest standards of corporate governance practices and procedures. Specifically, the Board's responsibilities include:

- Reviewing and approving significant strategic, operating and capital initiatives
- Identifying and managing Rockyview's principal risks
- Assessing senior management
- Succession planning
- Developing Rockyview's approach to corporate governance
- Approval of disclosure controls and communication policies
- Assessing the adequacy of internal controls and management systems
- Approval of annual and quarterly financial statements
- Reviewing and approving annual capital budget
- Reviewing and approving management compensation

The Board at large assesses its functions independent of management and determines its composition, size and effectiveness. The Board is comprised of five members, three of whom are deemed to be "unrelated or independent" pursuant to the Toronto Stock Exchange guidelines. The Chairman of the Board, being John Howard, is an independent director. Any Board member has access to the employees and officers of the Corporation and is authorized to engage outside advisors at the expense of the Company, if necessary. The Board meets at least quarterly and participates in the annual strategic planning session to set corporate objectives.

The Board has adopted a code of business conduct and ethics applicable to all members of Rockyview, including directors, officers and employees. Each director, officer and employee of Rockyview has been provided with a copy of the Code of Business Conduct and Ethics and, in addition, a copy of the Code of Business Conduct and Ethics has been filed on SEDAR at www.sedar.com.

COMMITTEES OF THE BOARD

The Corporate Governance, Nominating and Compensation Committee, Audit Committee and Reserves Committee assist the Board in discharging its duties. Specific duties and responsibilities have been documented and approved for each of the committees of the Board. All of the committees are chaired by independent directors.

Corporate Governance, Nominating and Compensation Committee

The Corporate Governance, Nominating and Compensation Committee is comprised of three independent directors, being Nancy Penner, Chair, John Howard and Scott Dawson. The Committee reviews human resource policies and compensation relating to officers and employees and oversees corporate governance matters. The Chair of the Committee is an experienced corporate securities lawyer. The Committee is responsible for recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Rockyview Board and governing the desirable individual characteristics for directors.

Audit Committee

The Audit Committee is comprised of three independent directors, being John Howard, Chairman, Scott Dawson and Nancy Penner. The Audit Committee assists the Board in fulfilling its responsibilities with respect to the integrity and completeness of the annual and quarterly financial statements; compliance with accounting and finance-based legal requirements; ensuring the independence of the external auditor; and reviewing accounting systems and procedures. Members of the Audit Committee have direct access to the external auditors.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors, being Scott Dawson, Chairman, John Howard and Martin Hislop. The Reserves Committee reviews the selection of the Company's independent qualified evaluation engineers, as well as the reserves estimates and evaluations prepared by these engineers. The Committee also reviews the methodologies used by the independent engineers and the reliability of the information provided. The Chairman of the Reserves Committee is a professional engineer.

MANAGEMENT'S DISCUSSION & ANALYSIS

This management's, discussion and analysis ("MD&A") was prepared as of February 17, 2006 and should be read in conjunction with the audited financial statements and notes for the period ended December 31, 2005.

Basis of Presentation *– Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") dated June 21, 2005, entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc. As the Company commenced production on June 21, 2005, operating results for the period ended December 31, 2005 reflects 194 days of production.*

Non-GAAP Measurements *– The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the Statement of Cash Flows in the audited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

Boe Presentation *– The term "barrels of oil equivalent" ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

Average daily production volumes	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil (bbl/d)	46	44
NGL's (bbl/d)	25	30
Natural gas (mcf/d)	5,682	5,709
Total (boe/d)	1,018	1,026
Production split		
Light oil & NGL's	7%	7%
Natural gas	93%	93%

The Company's production remained relatively unchanged throughout the period as all 55 gas wells drilled during the period were not tied in and placed on production until early 2006. Production is split 7% light oil and NGL's and 93% natural gas.

PETROLEUM AND NATURAL GAS SALES

	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil sales	$ 253,481	$ 542,043
NGL's sales	140,671	347,081
Natural gas sales	6,259,545	11,741,453
Royalty and other income	339,369	564,577
Gross oil and gas revenue	6,993,066	13,195,154
Per boe	$ 74.64	$ 66.32

The Company sells all of its gas into the daily spot market based on the Alberta AECO reference price. AECO averaged $11.39 per mcf in the fourth quarter of 2005 and $8.73 per mcf for the calendar year. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the U.S.$ exchange rate. For the three and twelve months ended December 31, 2005, the WTI oil price averaged U.S.$60.03 and U.S.$56.56 per bbl respectively and the $U.S./$Cdn. exchange rate averaged 1.1732 (Cdn.$0.852) and 1.2114 (Cdn.$0.825) respectively.

The average prices realized during the fourth quarter by the Company were $59.49 per bbl for light crude oil, $61.11 per bbl for NGL's and $11.97 per mcf for natural gas and for the period ended December 31, 2005 were $63.72 per bbl for light crude oil, $59.35 per bbl for NGL's and $10.60 per mcf for natural gas.

In 2005, prices for both crude oil and natural gas reached new all time highs. Oil prices rose to record levels due to supply concerns coupled with continued surging global demand. Oil supply shocks tightened the global supply market and confirmed that OPEC had reduced excess capacity. This reduction, combined with continued strong global demand, led to sustained oil prices which were significantly above historic levels. The WTI oil price averaged U.S.$56.56 per bbl in 2005, 36% higher than the average for 2004 and closed the year at U.S.$61.04 per bbl.

Natural gas prices surged following Hurricane Katrina as approximately 8.8 bcf per day, or 88% of the total Gulf of Mexico natural gas production was initially shut-in following the hurricane. Natural gas prices at NYMEX remained strong through the balance of 2005 as supply concerns remained heading into the winter heating season. NYMEX natural gas prices averaged U.S.$8.51 per mmbtu in 2005, 38% higher than the average for 2004 and closed the year at U.S.$11.23 per mmbtu.

Historically high crude oil and natural gas prices are expected to continue in 2006.

The Company had no hedging contracts in 2005, nor does it presently plan to hedge in 2006. The Company however reserves the right to hedge production volumes if circumstances dictate.

ROYALTIES

	Three months ended December 31, 2005	Period ended December 31, 2005
Crown royalties	$ 949,221	$ 1,776,972
Freehold royalties	212,208	380,928
Overriding royalties	202,454	384,215
Total royalties	1,363,883	2,542,115
% of oil and gas revenue	19.5%	19.3%
Per boe	$ 14.56	$ 12.78

Royalties for the fourth quarter and for the period ended December 31, 2005 averaged 19.5% and 19.3% of oil and gas revenues respectively.

The Company's crown royalties in 2005 did not qualify for the Alberta Royalty Tax Credit ("ARTC"). However, crown royalties paid on production in 2006 from wells drilled by Rockyview in central Alberta during the fourth quarter of 2005 will qualify for ARTC in 2006, thereby reducing the overall royalty rate.

OPERATING EXPENSES

	Three months ended December 31, 2005	Period ended December 31, 2005
Operating expense	$ 894,128	$ 1,660,471
Per boe	$ 9.54	$ 8.35

Operating expenses totalled $894,128 or $9.54 per boe for the fourth quarter and $1,660,471 or $8.35 per boe for the period ended December 31, 2005. The Company conducted various workovers and compressor maintenance programs during the period that stabilized production volumes and mitigated decline rates. Despite stable production rates throughout the period ended December 31, 2005, the Company's operating expenses increased on a per unit basis, consistent with servicing cost increases. The Company expects production volume increases in 2006 will mitigate any further increases in operating expenses on a per unit basis.

TRANSPORTATION COSTS

	Three months ended December 31, 2005	Period ended December 31, 2005
Transportation expense	$ 153,767	$ 297,058
Per boe	$ 1.64	$ 1.49

Transportation costs for the quarter and period ended December 31, 2005 were $153,767, or $1.64 per boe and $297,058 or $1.49 per boe respectively. These costs reflect pipeline tariffs and the cost of obtaining interruptible service.

OPERATING NETBACK

($ per boe)	Three months ended December 31, 2005	Period ended December 31, 2005
Revenues	$ 74.64	$ 66.32
Royalties	(14.56)	(12.78)
Operating expense	(9.54)	(8.35)
Transportation	(1.64)	(1.49)
Operating netback	$ 48.90	$ 43.71

The operating netback for the fourth quarter was $48.90 per boe and $43.71 for the period ended December 31, 2005. This netback reflects the historically high natural gas prices received during the respective periods.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended December 31, 2005	Period ended December 31, 2005
General and administrative - gross	$ 898,713	$ 1,487,649
Capital and operating recoveries	(379,741)	(497,687)
Capitalized	(139,531)	(248,468)
General and administrative - net	379,441	741,494
Per boe	$ 4.05	$ 3.73

General and administrative expenses for the three months ended December 31, 2005 totalled $379,441 or $4.05 per boe and $741,494 or $3.73 per boe for the period ended on that date. The Company capitalized $139,531 of general and administrative costs associated with its exploration and development program during the fourth quarter and $248,468 for the period ended December 31, 2005. The Company's general and administrative expenses are expected to increase on an overall basis, but decrease on a per boe basis during 2006 as production is increased and overhead recoveries increase from the new wells placed on production and the significant operated capital development program budgeted for 2006.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended December 31, 2005	Period ended December 31, 2005
Compensation expense	109,854	261,094
Per boe	$ 1.17	$1.31

For the quarter and period ended December 31, 2005, the Company had stock-based compensation of $109,854 or $1.17 per boe and $261,094 or $1.31 per boe respectively. The amount remaining for future recognition over the vesting period of the options is $1,381,710.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31, 2005	Period ended December 31, 2005
Depletion and depreciation	1,675,787	4,072,817
Accretion	16,676	34,632
Total	1,692,463	4,107,449

Depletion and depreciation for the quarter amounted to $1,675,787 ($17.89 per boe), while accretion of the asset retirement obligation for the quarter totalled $16,676 ($0.18 per boe). The significant reduction in depletion expense per boe in the fourth quarter is directly related to the positive impact of the addition of 2.5 mboe of proved reserves from a successful fourth quarter drilling program. Depletion and depreciation for the period ended December 31, 2005 totalled $4,072,817 ($20.47 per boe).

INCOME TAXES

For the fourth quarter, the Company recorded a current income tax provision of $219,537 ($0.02 per share basic and diluted) and a future tax provision of $786,083 ($0.07 per share basic and $0.06 diluted). The current income tax provision for the period ended December 31, 2005 was $501,427 ($0.06 per share basic and diluted) and the future tax provision was $989,187 ($0.11 basic and diluted).

The Company had the following income tax pools available at December 31, 2005:

	Annual deduction available	Tax pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$ 56,496,929

At December 31, 2005, the Company had tax pools of approximately $56.5 million available to reduce future taxable income. The excess of tax pools over the accounting cost of property, plant and equipment, results in a future income tax asset on the balance sheet at December 31, 2005 of $2,961,870.

CASH FLOW AND NET INCOME

Cash flow for the fourth quarter was $4,016,113 or $0.33 per share basic and diluted and $7,452,589 or $0.85 per share basic ($0.82 per share diluted) for the period ended December 31, 2005. This cash flow reflects historically strong natural gas prices experienced during the period.

Net income for the fourth quarter was $1,383,782 with basic net income per share of $0.11 basic and diluted. Net income for the period ended December 31, 2005 was $2,094,859, with basic net income per share of $0.24 ($0.23 diluted).

CAPITAL EXPENDITURES

In the fourth quarter of 2005, the Company drilled and cased 45 (33.4 net) gas wells, resulting in a total of 55 (39.5 net) gas wells drilled during 2005. The breakdown of the Company's capital expenditures were as follows:

	Three months ended December 31, 2005	Period ended December 31, 2005
Property acquisitions	$ –	$ 39,864,559
Land and lease	983,899	1,155,369
Geological and geophysical	119,916	162,318
Drilling and completions	7,140,633	8,365,180
Equipment and facilities	2,229,412	2,696,845
Capitalized administrative	139,531	248,468
Office	23,178	238,782
Net capital expenditures	$ 10,636,569	$ 52,731,521

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had an unutilized credit line of $13.5 million. In addition, it had positive working capital of $0.95 million, including a cash balance of $5.9 million.

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp ("Espoir"), at which time the credit line was increased to $30.0 million. As a result of the payment of the cash consideration of $8.325 million and the assumption of $12.73 million of net debt in Espoir, the amount drawn on the bank line at January 11, 2006 increased to $19.0 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On February 17, 2006, there were 19,490,576 common shares outstanding, 896,074 outstanding warrants and 1,637,835 unvested stock options with an average exercise price of $5.36 per share.

OUTLOOK

The Company's capital budget for 2006 is $40.0 million, with plans to drill 84 (58 net) wells in the Central Alberta area, the Peace River Arch and the Thunder area in Western Alberta. Of these, 57 (39 net) wells will target coalbed methane in the Horseshoe Canyon formation.

The Company has placed an order for an additional 2,700 hp of compression for the Wood River and Bittern areas that are scheduled to be commissioned by the beginning of the third quarter of 2006. With successful completion of tie-in activities and the installation of the above compression, the company expects to average between 2,500 and 2,700 boe per day of production in 2006.

CRITICAL ACCOUNTING ESTIMATES

Depletion and Depreciation Expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves have been assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expense.

Full Cost Accounting Ceiling Test

Oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligations

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets for the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability, there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost. The total future asset retirement obligation is an estimate based on the Company's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is an estimate that is subject to measurement uncertainty and any change would impact the liability.

Income Taxes

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties, and production costs as at a specific reporting date but for which actual revenues and expenses have not yet been invoiced or received; and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date. The Company ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are compared to actual results in order to make informed decisions on future estimates.

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Rockyview's approach to managing these risks.

Exploration, Development and Production Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Rockyview will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data interpretation thereof.

The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion and operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing

Demand for crude oil and natural gas produced by the Company exists within North America. However, crude oil prices are affected by worldwide supply and demand fundamentals, while natural gas prices are affected by North American supply and demand fundamentals, all of which are beyond the control of Rockyview. Prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in oil and natural gas prices, leading to a reduction in the volume of Rockyview's oil and gas reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's future net production revenue, leading to a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Rockyview are in part determined by the borrowing base of Rockyview. A sustained material decline in prices from historical average prices could limit Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview, and could require that a portion of any existing bank debt of Rockyview be repaid.

In addition to establishing markets for its oil and natural gas, Rockyview must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Rockyview, will be affected by numerous factors beyond its control. Rockyview will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by

Rockyview. The ability of Rockyview to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.

Rockyview will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production and many other aspects of the oil and natural gas business. Rockyview has limited direct experience in the marketing of oil and gas and utilizes the expertise of a marketing consultant.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by Rockyview.

Substantial Capital Requirements

Rockyview anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, Rockyview may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. Future activities may require Rockyview to alter its capitalization significantly. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations or prospects.

Rockyview's lenders have been provided with collateral over substantially all of the assets of Rockyview. If Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell Rockyview's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Rockyview's lenders and other creditors and only the remainder, if any, would be available to Rockyview.

Additional Funding Requirements

Cash flow from the Company's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and gas prices, it will affect the Company's ability to expend the capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Rockyview.

The Company may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rockyview's debt levels above industry standards. Neither the Company's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Competitive Industry Conditions

The western Canadian oil and natural gas industry has become a very competitive industry for oil and gas properties, undeveloped land, drillable prospects and oil and gas industry professionals. The Company initially started with a solid natural gas production base of approximately 1,000 boe per day and a large undeveloped land base that provided a quality inventory of low risk development opportunities that can fuel future growth.

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintaining close working relationships with industry partners.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects.

Insurance

The Company's involvement in the exploration for and development of oil and gas properties may result in Rockyview becoming subject to liability for pollution, blowouts, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview's financial position, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gas emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with proposed provincial reduction requirements, may require the reduction of emissions or emissions intensity produced by the Company's operations and facilities. The direct or indirect costs of these regulations may adversely affect the Company's business.

Dividends

To date, Rockyview has not paid any dividends on the outstanding Common Shares and does not anticipate the payment of any dividends on the Common Shares for the foreseeable future.

Reliance on Key Personnel

To the extent Rockyview is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company depends in large measure on certain key personnel. Rockyview does not have key man insurance in effect for management, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rockyview. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

Conflicts of Interest

Certain members of our board of directors are also directors and officers of other oil and gas companies and conflicts of interest may arise between their duties as directors of Rockyview and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as applicable under the Alberta Business Corporations Act.

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Steve Cloutier, and the Chief Financial Officer, Alan MacDonald, evaluated the effectiveness of Rockyview's disclosure controls and procedures as of December 31, 2005 and concluded that Rockyview's disclosure controls and procedures were effective to ensure that information Rockyview is required to disclose in its annual filings, interim filings or other reports (each as defined in National Instrument 52-109 of the Canadian Securities Administrators) filed or submitted by it under provincial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial securities legislation and to ensure that information required to be disclosed by Rockyview in its annual filings, interim filings or other reports filed or submitted under provincial securities legislation is accumulated and communicated to Rockyview's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The evaluation took into consideration Rockyview's Disclosure, Confidentiality and Trading Policy and the functioning of its executive officers, board of directors and board committees. In addition, the evaluation covered Rockyview's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at Rockyview Energy Inc., 2250, 801-6th Avenue S.W., Calgary, Alberta, Canada T2P 3W2 or by e-mail at invest@rockyviewenergy.com. Information is also accessible on the Company's web site at www.rockyviewenergy.com.

MANAGEMENT'S REPORT

The financial statements of Rockyview Energy Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statement for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the financial statements.

Steven Cloutier
President and Chief Executive Officer

Alan MacDonald
Vice President Finance and Chief Financial Officer

Calgary, Canada
February 17, 2006

AUDITORS' REPORT

To the shareholders of Rockyview Energy Inc.

We have audited the balance sheet of Rockyview Energy Inc. (the "Company") as at December 31, 2005 and the statement of operations and retained earnings and cash flows for the period from April 12, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and its cash flows for the period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
February 17, 2006

BALANCE SHEET

As at December 31	2005
ASSETS	
Current assets	
Cash	$ 5,948,526
Accounts receivable	4,990,016
Other current assets	530,490
	11,469,032
Property, plant and equipment (notes 3 & 4)	48,812,655
Future income taxes (note 7)	2,961,870
	$ 63,243,557
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 10,519,389
Asset retirement obligations (note 5)	997,315
SHAREHOLDERS' EQUITY	
Share capital (note 6)	48,797,413
Warrants (note 6)	573,487
Contributed surplus (note 6)	261,094
Retained earnings	2,094,859
	51,726,853
	$ 63,243,557

See accompanying notes to financial statements

Approved by the Board of Directors

John Howard
Director

Steven Cloutier
Director

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	April 12 to December 31, 2005
REVENUE	
Petroleum and natural gas	$ 13,195,154
Royalties expense	(2,542,115)
	10,653,039
EXPENSES	
Operating	1,660,471
Transportation	297,058
General and administrative	741,494
Stock-based compensation (note 6)	261,094
Depletion, depreciation and accretion	4,107,449
	7,067,566
Net income before income taxes	3,585,473
Current income tax expense	501,427
Future income tax expense	989,187
Net income	2,094,859
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 2,094,859
Net income per share - basic (note 6)	$ 0.24
Net income per share - diluted (note 6)	$ 0.23

See accompanying notes to financial statements

▷▷ STATEMENT OF CASH FLOWS

	April 12 to December 31, 2005
Cash flows from operating activities	
Net income	$ 2,094,859
Items not affecting cash	
Depletion, depreciation and accretion	4,107,449
Stock-based compensation expense	261,094
Future income taxes	989,187
Cash flow from operations	7,452,589
Net change in non-cash working capital items	(671,372)
Net cash provided by operating activities	6,781,217
Cash flows from financing activities	
Issue of shares and warrants for cash, net of costs	7,859,220
Purchase shares for cancellation	(229,797)
Changes in non-cash working capital - financing items	–
Net cash provided by financing activities	7,629,423
Cash flows from investing activities	
Acquisition of oil and gas properties (notes 1 & 3)	(1,265,405)
Additions to property, plant and equipment	(12,866,962)
Changes in non-cash working capital - investing items	5,670,253
Net cash used in investing activities	(8,462,114)
Change in cash during the period and cash and cash equivalents - end of period	$ 5,948,526

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12th, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The former unitholders of APF Trust received common shares of Rockyview. The operations of the properties are included from June 21 to December 31, 2005.

As the former APF Trust unitholders were the controlling shareholder group of Rockyview on June 21, 2005, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets and payables approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into derivative contracts to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is

deemed appropriate. Any derivative contracts, which qualify for hedge accounting, are recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of operations.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration and development activities. Direct general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earn-

ings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock-based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders were the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

Net Assets Received

Oil and natural gas assets and equipment	$ 33,177,536
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	3,901,057
Total assets transferred	43,765,616
Asset retirement obligation	(808,732)
Net assets transferred at carrying value	$ 42,956,884

Consideration given

Common shares issued (10,256,840 shares)	$ 41,691,479
Cash	1,265,405
	$ 42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$52,646,690	$ 4,042,970	$48,603,720
Furniture and office equipment	238,782	29,847	208,935
	$52,885,472	$ 4,072,817	$48,812,655

During the period, the Company capitalized $248,468 of general and administrative expenses related to development activities.

Unproved property costs of $5,438,739 and estimated salvage value of $4,074,182 have been deducted from, and future capital of $29,460,000 has been added to costs subject to depletion and amortization for the period ended December 31, 2005.

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2005 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying value of the Company's petroleum and natural gas properties.

The following table outlines reference prices used in the impairment test at December 31, 2005:

Year	WTI Oil (U.S.$/bbl)	Foreign Exchange ($U.S./$Cdn.)	Edm. Par 40 API ($Cdn./bbl)	AECO - C Spot Gas ($Cdn./mcf)
2006	63.19	1.158	71.67	10.45
2007	63.98	1.150	72.10	10.30
2008	62.55	1.143	69.82	9.46
2009	55.00	1.150	61.61	8.08
Thereafter	55.00	1.150	61.52	8.08

The actual natural gas prices used in the impairment test included a $0.35 per mcf basis differential, while the crude oil prices had a $4.00 quality differential to Edm. Par.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $6,835,293, which will be incurred between 2006 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

Transfer of liability through Plan of Arrangement	$ 808,732
Liabilities incurred	153,951
Liabilities settled	–
Accretion expense	34,632
Balance, end of period	$ 997,315

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:	Number	Amount
Issued pursuant to Plan of Arrangement (i)	10,256,840	$ 41,691,479
Issued pursuant to private placement for cash (ii)	1,826,484	7,415,585
Shares purchased for cancellation (iii)	(34,247)	(218,870)
Share issue costs, net of tax		(90,781)
Balance at December 31, 2005	12,049,077	$ 48,797,413

Warrants:	Number	Amount
Issued pursuant to private placement (ii)	913,149	$584,415
Warrants purchased for cancellation (iii)	(17,075)	(10,928)
Balance at December 31, 2005	896,074	$ 573,487

(i) On June 21, 2005, pursuant to the Plan of Arrangement, 10,256,840 Common shares were issued to former unitholders of APF Trust.

(ii) On June 21, 2005, prior to completion of the Plan of Arrangement, there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, consultants, service providers and directors of Rockyview and to certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement are subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released.

(iii) During the period ended December 31, 2005, the Company acquired 34,247 units pursuant to the escrow arrangement from a senior officer who ceased to be an employee of Rockyview. The common shares and warrants were returned to treasury and cancelled. In addition, options to purchase 95,000 shares of the Company were cancelled.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan (the "Plan"). Under the Plan, options may be granted to directors, officers, employee's, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to December 31, 2005:

	Weighted Number of Options	Average Exercise Price
Balance - beginning of period	–	$ –
Granted	1,002,502	4.85
Cancelled	(95,000)	4.74
Balance - end of period	907,502	4.86
Exercisable - end of period	–	$ –

(d) Stock-Based Compensation

The Company accounts for its stock-based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted (Net)	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
21-Jun-05	827,502	51%	3.10%	3	$ 1,456,404
14-Dec-05	80,000	51%	3.86%	3	186,400
					1,642,804
Stock-based compensation recognized in 2005					(261,094)
Amount for future recognition					$ 1,381,710

(e) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

Basic	8,822,616
Warrants	264,760
Diluted	9,087,376

7. TAXES

As at December 31, 2005, the Company has tax pools of approximately $56.5 million that are available to shelter future taxable income.

	Annual Deduction Available	Tax Pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$ 56,496,929

The Company has recognized a future tax asset, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement. The future tax asset is comprised of the following timing differences:

	2005
Future income tax assets	
Property, plant and equipment	$ 2,588,972
Share issue costs	41,313
Asset retirement obligation	331,585
	$ 2,961,870

The income tax provision differs from the amount computated by applying the Canadian combined federal and provincial tax rate of 37.62 percent as follows:

	2005
Expected income tax provision	$ 1,348,855
Adjustments:	
Non-deductible crown charges	434,523
Resource allowance	(552,643)
Stock-based compensation	98,223
Other	161,656
	$ 1,490,614

8. BANK LOAN

At December 31, 2005, the Company had an undrawn $13.5 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is collateralized by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank. On January 11, 2006, the credit facility was increased to $30.0 million.

9. COMMITMENTS

(a) The Company is committed to a minimum annual lease payment of $129,930 under a rental agreement for office space until July 31, 2008.

(b) On January 31, 2006, the Company ordered two compressors for delivery by July 31, 2006, at a total cost of $2,255,000.

10. SUBSEQUENT EVENT

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") for a total consideration of $67.1 million. The total consideration paid by Rockyview was $8.325 million in cash, 7.441 million Rockyview shares and the assumption of Espoir net debt of $12.73 million. On January 11, 2006, the Company granted 730,333 options to existing employees and to new employees hired following the acquisition of Espoir.

▷▷▷ OFFICERS & DIRECTORS

STEVEN CLOUTIER

President and Chief Executive Officer; Director

Mr. Cloutier was President and Chief Operating Officer of APF Energy Trust from 2002 until its merger with StarPoint Energy Trust in 2005. From 1996 to 1998, he was Vice President, Corporate Development of APF and in 1998, he was promoted to Executive Vice President and Chief Operating Officer. Mr. Cloutier has been directly involved in oil and gas transactions worth approximately $2 billion.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in Industrial Relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year in Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

DANIEL ALLAN

Chief Operating Officer

Mr. Allan is a professional geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the U.S. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd in 1997 as President and CEO. CanScot was acquired by APF in September of 2003. In recent years, Mr. Allan has become involved in coalbed methane ("CBM") exploration and development in both Canada and the U.S. Mr. Allan is responsible for overseeing all of Rockyview's technical functions.

ALAN MACDONALD

Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 25 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF in 2001, he was Vice President, Finance of Due West Resources Inc., a private oil and gas company. At APF, Mr. MacDonald led the team responsible for all financial, treasury and administrative functions in his capacity as Vice President, Finance & CFO.

HOWARD ANDERSON

Vice President, Engineering

Mr. Anderson is professional engineer with more than 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering. In 2004, Mr. Anderson joined APF as Manager, Central Business Unit where he was responsible for management of the assets that formed the core of Rockyview. Prior to that he served two years as Vice President, Engineering & Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd./Burlington Resources in a progression of technical and management assignments. Mr. Anderson graduated from Queen's University at Kingston with a B.Sc in Engineering Physics.

JOHN HOWARD

Director and Chairman of the Board

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Howard is a professional engineer graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta. Mr. Howard has had a distinguished 35-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust), Eastshore Energy Ltd., Auriga Energy Inc., Bunker Energy Inc. and Trifecta Resources Inc..

SCOTT DAWSON

Director

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Dawson is a professional engineer with over 22 years of extensive experience in Western Canadian oil and gas engineering. As co-founder, President and CEO of Tempest Energy Corp. from June 2000 to November 2005, Mr. Dawson successfully led the company to a plan of arrangement with Daylight Energy Trust and the formation of Open Range Energy Corp. Mr. Dawson was co-founder, President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, which commenced operations in October 1996 with 15 boe per day of production. After three years, Tier One was successfully sold for $32 million. Prior to co-founding Tempest and Tier One, Mr. Dawson was Engineering Manager from 1989 to March 1996 at HCO Energy Ltd., a public oil and gas company. From 1983 to 1988, Mr. Dawson was a production engineer for Westmin Resources Ltd., and its predecessor Sundance Oil Canada Ltd. Mr. Dawson is a member of APEGGA.

NANCY PENNER

Director

Board Committees: Audit and Corporate Governance, Nominating and Compensation

Ms. Penner is counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises Boards of Directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

MARTIN HISLOP

Director

Board Committees: Reserves

Mr. Hislop is a Chartered Accountant and the former CEO of APF Energy Trust. He has more than 24 years experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the combination of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. Mr. Hislop is currently a member of the board of directors of Tristar Oil & Gas.

▷▷▷ QUARTERLY REVIEW & OPERATING HIGHLIGHTS

	Q2 2005[1]	Q3 2005	Q4 2005	Total 2005
FINANCIAL ($)				
Revenue before royalties	490,215	5,711,873	6,993,066	13,195,154
Net income	(31,336)	742,413	1,383,782	2,094,859
Per share - basic	(0.02)	0.06	0.11	0.24
Per share - diluted	(0.02)	0.06	0.11	0.23
Cash flow from operations	211,133	3,225,343	4,016,113	7,452,589
Per share - basic	0.16	0.27	0.33	0.85
Per share - diluted	0.13	0.27	0.33	0.82
Total assets	50,720,768	55,550,814	63,243,557	63,243,557
Working capital	6,806,760	7,799,898	949,643	949,643
Capital asset acquisitions	39,864,559	–	–	39,864,559
Capital expenditures	26,321	2,204,072	10,636,569	12,866,962
Market				
Shares outstanding [2]				
End of period	12,068,699	12,068,699	12,490,077	12,490,077
Weighted average - basic	1,357,729	12,068,699	12,037,058	8,822,616
Weighted average - diluted	1,671,684	12,152,698	12,301,818	9,087,376
OPERATIONS				
Average daily production [3] [4]				
Light crude oil (bbl/d)	43	42	46	44
NGL's (bbl/d)	40	34	25	30
Natural gas (mcf/d)	5,874	5,719	5,682	5,709
Total (boe/d)	1,061	1,029	1,018	1,026
Average wellhead prices				
Light crude oil ($/bbl)	66.50	68.12	59.49	63.72
NGL's ($/bbl)	53.69	58.78	61.11	59.35
Natural gas ($/mcf)	7.20	9.62	11.97	10.60
Average ($/boe)	44.52	58.15	71.02	63.48
Operating netback ($/boe)	28.97	40.21	48.90	43.71

Notes:

(1) Operations commenced June 21, 2005.

(2) Weighted average shares outstanding have been calculated based on the 264 days from date of incorporation.

(3) Actual daily production volumes for the period ended December 31, 2005 reflect 194 days of production from June 21, 2005.

(4) Actual daily production volumes for the period ended June 30, 2005 reflect 10 days of production from June 21, 2005.

▸▸ CORPORATE INFORMATION

DIRECTORS

John Howard (1)(2)(3)(4)
Independent Businessman

Scott Dawson (2)(3)(4)
President & Chief Executive Officer
Open Range Energy Corp.

Nancy Penner (2)(4)
Counsel
Parlee McLaws LLP

Martin Hislop (3)
Independent Businessman

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) member of the audit committee
(3) member of the reserves committee
(4) member of corporate governance, nominating & compensation committee

CORPORATE OFFICE
2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT
Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK
Bank of Nova Scotia

AUDITORS
PricewaterhouseCoopers LLP

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS
Sproule Associates Limited

STOCK EXCHANGE
The Toronto Stock Exchange
Trading symbol: **RVE**

designed and produced by Rhino Corporate Communications Inc.

Rockyview Energy

ROCKYVIEW ENERGY INC.
50, 801 – 6th Avenue S.W.
algary, Alberta T2P 3W2
lephone: (403) 538-5000
ax: (403) 538-5050
www.rockyviewenergy.com



Exemption # 82-34899

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

RECEIVED
2006 APR 24 A 7:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING RECEIVED APR 20 2006 WASH, D.C. 199 SECTION

March 27, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Toronto Stock Exchange

Dear Sirs:

Subject: Rockyview Energy Inc. (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on March 23, 2006, to the registered holders of Common shares of the Corporation:

1. 2005 Annual Report
2. Notice of the Annual General Meeting of Shareholders / Information Circular – Proxy Statement dated March 14, 2006
3. Mail List Request Form
4. Instrument of Proxy
5. Proxy Return Envelope

We further confirm that copies of items 2-5 of the above-noted materials were sent by courier on March 22, 2006, to each intermediary holding Common shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding Communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Aggie Strzelecka"

Aggie Strzelecka
Corporate Administrator
Corporate & Shareholder Services
Direct Line: (403) 261-8455

cc: Rockyview Energy Inc.
Attention: Marilyn Robertson-Vrooman

cc: Burnet, Duckworth, & Palmer LLP
Attention: James Kidd

Exemption # 82-34899

MANAGEMENT'S REPORT

The financial statements of Rockyview Energy Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statement for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the financial statements. The Audit Committee has reported its findings to the Board of Directors which has approved the financial statements.

Steven Cloutier
President and Chief Executive Officer

Alan MacDonald
Vice President Finance and Chief Financial Officer

Calgary, Canada
February 17, 2006

AUDITORS' REPORT

To the shareholders of Rockyview Energy Inc.

We have audited the balance sheet of Rockyview Energy Inc. (the "Company") as at December 31, 2005 and the statement of operations and retained earnings and cash flows for the period from April 12, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and its cash flows for the period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
February 17, 2006

BALANCE SHEET

As at December 31	2005
ASSETS	
Current assets	
Cash	$ 5,948,526
Accounts receivable	4,990,016
Other current assets	530,490
	11,469,032
Property, plant and equipment (notes 3 & 4)	48,812,655
Future income taxes (note 7)	2,961,870
	$ 63,243,557
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 10,519,389
Asset retirement obligations (note 5)	997,315
SHAREHOLDERS' EQUITY	
Share capital (note 6)	48,797,413
Warrants (note 6)	573,487
Contributed surplus (note 6)	261,094
Retained earnings	2,094,859
	51,726,853
	$ 63,243,557

See accompanying notes to financial statements

Approved by the Board of Directors

John A Howard

John Howard
Director

SCloutier

Steven Cloutier
Director

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	April 12 to December 31, 2005
REVENUE	
Petroleum and natural gas	$ 13,195,154
Royalties expense	(2,542,115)
	10,653,039
EXPENSES	
Operating	1,660,471
Transportation	297,058
General and administrative	741,494
Stock-based compensation (note 6)	261,094
Depletion, depreciation and accretion	4,107,449
	7,067,566
Net income before income taxes	3,585,473
Current income tax expense	501,427
Future income tax expense	989,187
Net income	2,094,859
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 2,094,859
Net income per share - basic (note 6)	$ 0.24
Net income per share - diluted (note 6)	$ 0.23

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

	April 12 to December 31, 2005
Cash flows from operating activities	
Net income	$ 2,094,859
Items not affecting cash	
Depletion, depreciation and accretion	4,107,449
Stock-based compensation expense	261,094
Future income taxes	989,187
Cash flow from operations	7,452,589
Net change in non-cash working capital items	(671,372)
Net cash provided by operating activities	6,781,217
Cash flows from financing activities	
Issue of shares and warrants for cash, net of costs	7,859,220
Purchase shares for cancellation	(229,797)
Changes in non-cash working capital - financing items	–
Net cash provided by financing activities	7,629,423
Cash flows from investing activities	
Acquisition of oil and gas properties (notes 1 & 3)	(1,265,405)
Additions to property, plant and equipment	(12,866,962)
Changes in non-cash working capital - investing items	5,670,253
Net cash used in investing activities	(8,462, 114)
Change in cash during the period and cash and cash equivalents - end of period	$ 5,948,526

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12th, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The former unitholders of APF Trust received common shares of Rockyview. The operations of the properties are included from June 21 to December 31, 2005.

As the former APF Trust unitholders were the controlling shareholder group of Rockyview on June 21, 2005, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets and payables approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into derivative contracts to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is

deemed appropriate. Any derivative contracts, which qualify for hedge accounting, are recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of operations.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration and development activities. Direct general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earn-

ings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock-based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders were the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

Net Assets Received

Oil and natural gas assets and equipment	$ 33,177,536
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	3,901,057
Total assets transferred	43,765,616
Asset retirement obligation	(808,732)
Net assets transferred at carrying value	$ 42,956,884

Consideration given

Common shares issued (10,256,840 shares)	$ 41,691,479
Cash	1,265,405
	$ 42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$52,646,690	$ 4,042,970	$48,603,720
Furniture and office equipment	238,782	29,847	208,935
	$52,885,472	$ 4,072,817	$48,812,655

During the period, the Company capitalized $248,468 of general and administrative expenses related to development activities.

Unproved property costs of $5,438,739 and estimated salvage value of $4,074,182 have been deducted from, and future capital of $29,460,000 has been added to costs subject to depletion and amortization for the period ended December 31, 2005.

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2005 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying value of the Company's petroleum and natural gas properties.

The following table outlines reference prices used in the impairment test at December 31, 2005:

Year	WTI Oil (U.S.$/bbl)	Foreign Exchange ($U.S./$Cdn.)	Edm. Par 40 API ($Cdn./bbl)	AECO - C Spot Gas ($Cdn./mcf)
2006	63.19	1.158	71.67	10.45
2007	63.98	1.150	72.10	10.30
2008	62.55	1.143	69.82	9.46
2009	55.00	1.150	61.61	8.08
Thereafter	55.00	1.150	61.52	8.08

The actual natural gas prices used in the impairment test included a $0.35 per mcf basis differential, while the crude oil prices had a $4.00 quality differential to Edm. Par.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $6,835,293, which will be incurred between 2006 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

Transfer of liability through Plan of Arrangement	$ 808,732
Liabilities incurred	153,951
Liabilities settled	-
Accretion expense	34,632
Balance, end of period	$ 997,315

6. SHARE CAPITAL

(a) **Authorized:**

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:	Number	Amount
Issued pursuant to Plan of Arrangement (i)	10,256,840	$ 41,691,479
Issued pursuant to private placement for cash (ii)	1,826,484	7,415,585
Shares purchased for cancellation (iii)	(34,247)	(218,870)
Share issue costs, net of tax		(90,781)
Balance at December 31, 2005	12,049,077	$ 48,797,413

Warrants:	Number	Amount
Issued pursuant to private placement (ii)	913,149	$584,415
Warrants purchased for cancellation (iii)	(17,075)	(10,928)
Balance at December 31, 2005	896,074	$ 573,487

(i) On June 21, 2005, pursuant to the Plan of Arrangement, 10,256,840 Common shares were issued to former unitholders of APF Trust.

(ii) On June 21, 2005, prior to completion of the Plan of Arrangement, there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, consultants, service providers and directors of Rockyview and to certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement are subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released.

(iii) During the period ended December 31, 2005, the Company acquired 34,247 units pursuant to the escrow arrangement from a senior officer who ceased to be an employee of Rockyview. The common shares and warrants were returned to treasury and cancelled. In addition, options to purchase 95,000 shares of the Company were cancelled.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan (the "Plan"). Under the Plan, options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to December 31, 2005:

	Weighted Number of Options	Average Exercise Price
Balance - beginning of period	–	$ –
Granted	1,002,502	4.85
Cancelled	(95,000)	4.74
Balance - end of period	907,502	4.86
Exercisable - end of period	–	$ –

(d) Stock-Based Compensation

The Company accounts for its stock-based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted (Net)	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
21-Jun-05	827,502	51%	3.10%	3	$ 1,456,404
14-Dec-05	80,000	51%	3.86%	3	186,400
					1,642,804
Stock-based compensation recognized in 2005					(261,094)
Amount for future recognition					$ 1,381,710

(e) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

Basic	8,822,616
Warrants	264,760
Diluted	9,087,376

7. TAXES

As at December 31, 2005, the Company has tax pools of approximately $56.5 million that are available to shelter future taxable income.

	Annual Deduction Available	Tax Pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$ 56,496,929

The Company has recognized a future tax asset, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement. The future tax asset is comprised of the following timing differences:

	2005
Future income tax assets	
Property, plant and equipment	$ 2,588,972
Share issue costs	41,313
Asset retirement obligation	331,585
	$ 2,961,870

The income tax provision differs from the amount computated by applying the Canadian combined federal and provincial tax rate of 37.62 percent as follows:

	2005
Expected income tax provision	$ 1,348,855
Adjustments:	
Non-deductible crown charges	434,523
Resource allowance	(552,643)
Stock-based compensation	98,223
Other	161,656
	$ 1,490,614

8. BANK LOAN

At December 31, 2005, the Company had an undrawn $13.5 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is collateralized by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank. On January 11, 2006, the credit facility was increased to $30.0 million.

9. COMMITMENTS

(a) The Company is committed to a minimum annual lease payment of $129,930 under a rental agreement for office space until July 31, 2008.

(b) On January 31, 2006, the Company ordered two compressors for delivery by July 31, 2006, at a total cost of $2,255,000.

10. SUBSEQUENT EVENT

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") for a total consideration of $67.1 million. The total consideration paid by Rockyview was $8.325 million in cash, 7.441 million Rockyview shares and the assumption of Espoir net debt of $12.73 million. On January 11, 2006, the Company granted 730,333 options to existing employees and to new employees hired following the acquisition of Espoir.

OFFICERS & DIRECTORS

STEVEN CLOUTIER

President and Chief Executive Officer; Director

Mr. Cloutier was President and Chief Operating Officer of APF Energy Trust from 2002 until its merger with StarPoint Energy Trust in 2005. From 1996 to 1998, he was Vice President, Corporate Development of APF and in 1998, he was promoted to Executive Vice President and Chief Operating Officer. Mr. Cloutier has been directly involved in oil and gas transactions worth approximately $2 billion.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in Industrial Relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year in Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

DANIEL ALLAN

Chief Operating Officer

Mr. Allan is a professional geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the U.S. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd in 1997 as President and CEO. CanScot was acquired by APF in September of 2003. In recent years, Mr. Allan has become involved in coalbed methane ("CBM") exploration and development in both Canada and the U.S. Mr. Allan is responsible for overseeing all of Rockyview's technical functions.

ALAN MACDONALD

Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 25 years experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF in 2001, he was Vice President, Finance of Due West Resources Inc., a private oil and gas company. At APF, Mr. MacDonald led the team responsible for all financial, treasury and administrative functions in his capacity as Vice President, Finance & CFO.

HOWARD ANDERSON

Vice President, Engineering

Mr. Anderson is a professional engineer with more than 25 years of oil and gas experience, specializing in reservoir development, acquisitions and exploration engineering. In 2004, Mr. Anderson joined APF as Manager, Central Business Unit where he was responsible for management of the assets that formed the core of Rockyview. Prior to that he served two years as Vice President, Engineering & Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd./Burlington Resources in a progression of technical and management assignments. Mr. Anderson graduated from Queen's University at Kingston with a B.Sc. in Engineering Physics.

JOHN HOWARD

Director and Chairman of the Board

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Howard is a professional engineer graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta. Mr. Howard has had a distinguished 35-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust), Eastshore Energy Ltd., Auriga Energy Inc., Bunker Energy Inc. and Trifecta Resources Inc.

SCOTT DAWSON

Director

Board Committees: Audit, Reserves and Corporate Governance, Nominating and Compensation

Mr. Dawson is a professional engineer with over 22 years of experience in Western Canadian oil and gas engineering. As co-founder, President and CEO of Tempest Energy Corp. from June 2000 to November 2005, Mr. Dawson successfully led the company to a plan of arrangement with Daylight Energy Trust and the formation of Open Range Energy Corp. Mr. Dawson was co-founder, President and Chief Executive Officer of Tier One Energy Corp., a public oil and gas company, which commenced operations in October 1996 with 15 boe per day of production. After three years, Tier One was successfully sold for $32 million. Prior to co-founding Tempest and Tier One, Mr. Dawson was Engineering Manager from 1989 to March 1996 at HCO Energy Ltd., a public oil and gas company. From 1983 to 1988, Mr. Dawson was a production engineer for Westmin Resources Ltd., and its predecessor Sundance Oil Canada Ltd. Mr. Dawson is a member of APEGGA.

NANCY PENNER

Director

Board Committees: Audit and Corporate Governance, Nominating and Compensation

Ms. Penner is counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises Boards of Directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

MARTIN HISLOP

Director

Board Committees: Reserves

Mr. Hislop is a Chartered Accountant and the former CEO of APF Energy Trust. He has more than 24 years experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the combination of 10 limited partnerships, for which Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. Mr. Hislop is currently a member of the board of directors of Tristar Oil & Gas.

QUARTERLY REVIEW & OPERATING HIGHLIGHTS

	Q2 2005[(1)]	Q3 2005	Q4 2005	Total 2005
FINANCIAL ($)				
Revenue before royalties	490,215	5,711,873	6,993,066	13,195,154
Net income	(31,336)	742,413	1,383,782	2,094,859
Per share - basic	(0.02)	0.06	0.11	0.24
Per share - diluted	(0.02)	0.06	0.11	0.23
Cash flow from operations	211,133	3,225,343	4,016,113	7,452,589
Per share - basic	0.16	0.27	0.33	0.85
Per share - diluted	0.13	0.27	0.33	0.82
Total assets	50,720,768	55,550,814	63,243,557	63,243,557
Working capital	6,806,760	7,799,898	949,643	949,643
Capital asset acquisitions	39,864,559	–	–	39,864,559
Capital expenditures	26,321	2,204,072	10,636,569	12,866,962
Market				
Shares outstanding (2)				
End of period	12,068,699	12,068,699	12,490,077	12,490,077
Weighted average - basic	1,357,729	12,068,699	12,037,058	8,822,616
Weighted average - diluted	1,671,684	12,152,698	12,301,818	9,087,376
OPERATIONS				
Average daily production (3) (4)				
Light crude oil (bbl/d)	43	42	46	44
NGL's (bbl/d)	40	34	25	30
Natural gas (mcf/d)	5,874	5,719	5,682	5,709
Total (boe/d)	1,061	1,029	1,018	1,026
Average wellhead prices				
Light crude oil ($/bbl)	66.50	68.12	59.49	63.72
NGL's ($/bbl)	53.69	58.78	61.11	59.35
Natural gas ($/mcf)	7.20	9.62	11.97	10.60
Average ($/boe)	44.52	58.15	71.02	63.48
Operating netback ($/boe)	28.97	40.21	48.90	43.71

Notes:

(1) Operations commenced June 21, 2005.

(2) Weighted average shares outstanding have been calculated based on the 264 days from date of incorporation.

(3) Actual daily production volumes for the period ended December 31, 2005 reflect 194 days of production from June 21, 2005.

(4) Actual daily production volumes for the period ended June 30, 2005 reflect 10 days of production from June 21, 2005.

Exemption # 82-34899

ROCKYVIEW ENERGY INC.

CODE OF BUSINESS CONDUCT AND ETHICS

I. Introduction

Rockyview Energy Inc. ("**Rockyview**" or the "**Corporation**") requires the highest standards of professional and ethical conduct from our directors, officers and employees. Our reputation among our shareholders for honesty and integrity is key to the success of our business. No director, officer or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that the Corporation's business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all directors, officers and employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policies statements, such as the Disclosure, Confidentiality and Trading Policy. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. Violation of these policies may result in disciplinary actions up to and including discharge from the Corporation.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II. Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors; provided that the foregoing shall not apply to directors of the Corporation acting as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of the Board of the holding of such directorships. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management, the Board of Directors or the Chairman of the Board, as appropriate.

III. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees, officers and directors are also prohibited from competing with the Corporation; provided that the foregoing shall not apply to directors solely as a result of them acting as directors or officers of other companies which they do not control.

IV. Confidentiality

Employees, officers and directors must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

V. Protection and Proper Use of Corporation Assets

All employees, officers and directors should endeavour to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary and confidential information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, acquisition and exploration plans and prospects, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Corporation.

VI. Insider Trading

Insider trading is unethical and illegal. Directors, officer and employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Corporation has a Disclosure, Confidentiality and Trading Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

VII. Fair Dealing

Each employee, officer and director should endeavour to deal fairly with the Corporation's customers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees, officers and directors must respect and obey the laws of the cities, provinces and countries in which we operate and avoid even the appearance of impropriety.

IX. Compliance with Environmental Laws

The Corporation is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Corporation is in strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Corporation's senior management.

X. Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XI. Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, the environment and third parties, employees and officers must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XII. Accuracy of Corporation Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Corporation's accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email

and informal notes or interoffice memos. Records should be retained and destroyed in accordance with appropriate business practices and applicable laws.

XIII. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access your e-mail communication, and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information on your work computer that you would not want to be seen or heard by other individuals.

XIV. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict Corporation guidelines. The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. No employee may make or commit to political contributions on behalf of the Corporation without the approval of the Chief Executive Officer.

XV. Illicit Payments

Unlawful or unethical behaviour in the Corporation's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

XVI. Payments to Officials

Employees and officers must comply with all laws prohibiting improper payments to officials.

Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid such payments. If any employee finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Corporation's senior management which will determine whether an exception may lawfully be authorized. If the facilitating payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

XVII. Reporting of any Illegal or Unethical Behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVIII. Directors Role in the Code of Business Conduct and Ethics

To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board of Directors will review any alleged breach of the Code to determine if a breach has occurred.

Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and conduct by a director or executive officer which constitutes a material departure from this Code may be promptly disclosed if required by law or stock exchange regulation.

XIX. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of human resources for guidance.

If you do not feel comfortable discussing the matter with your supervisor, manager or human resources, please call the Chairman of the Board (•), the Chairman of the Audit Committee (John Howard) or the President and Chief Executive Officer (Steven Cloutier). Their numbers are (403) •, (403) • and (403) 538-5000, respectively.

ROCKYVIEW ENERGY INC.

CODE OF ETHICS FOR SENIOR OFFICERS

I. Introduction

This Code of Ethics for Senior Officers of Rockyview Energy Inc. (the "**Corporation**") is applicable to the Corporation's senior officers, the Corporation's principal financial officer and controller or principal accounting officer, or any person performing similar functions. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. "**Senior Officers**" means (i) the chair or a vice-chair of the board of directors, the president, a vice-president, the secretary, the treasurer or the general manager of a company or any other individual who performs functions for an issuer similar to those normally performed by an individual occupying any such office; and (ii) each of the five highest paid employees of an issuer, including any individual referred to in clause (i).

While we expect honest and ethical conduct in all aspects of Corporation business from all employees, we expect the highest possible standards from our Senior Officers. You are setting an example for other employees and we expect you to foster a culture of transparency, integrity and honesty. Compliance with this Code and the Code of Business Conduct and Ethics is a condition to your employment and any violations will be dealt with severely.

II. Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appear to interfere, in any way, with the interests of the Corporation as a whole. A conflict situation can arise when you take action or have interests that may make it difficult for you to perform your work effectively. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position in the Corporation. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest. You are also prohibited from competing with the Corporation.

Engaging in any conduct that represents a conflict of interest is prohibited.

As a Senior Officer of the Corporation, it is imperative that you avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Corporation's best interest. Any potential conflicts of interests must be reported immediately to the Chairman of the board of directors of the Corporation.

III. Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports is required by securities regulators and essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the guidelines set forth below.

- All Corporation accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.
- All records must fairly and accurately reflect the transactions or occurrences to which they relate.

- All records must fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses.
- The Corporation's accounting records must not contain any false or intentionally misleading entries.
- No transactions will be intentionally misclassified as to accounts, departments or accounting periods.
- All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
- No information will be concealed from the internal auditors or the independent auditors.
- Compliance with Generally Accepted Accounting Principles and the Corporation's system of internal accounting controls is required at all times.

IV. Compliance with Laws

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations. If you fail to comply with this Code, the Code of Business Conduct and Ethics and applicable laws you will be subject to disciplinary measures, up to and including discharge from the Corporation.

ROCKYVIEW ENERGY INC.

COMPLIANCE AFFIRMATION FOR SENIOR OFFICERS

I. Affirmation of Compliance

The undersigned certifies that he or she has received and read the Code of Business Conduct and Ethics and the Code of Ethics for Senior Officers and agrees to abide by the policies summarized therein.

II. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of Rockyview Energy Inc. or any subsidiary or division thereof (hereinafter collectively called the "**Corporation**"):

1. was characterized by honesty and integrity;
2. complies with applicable laws and regulations;
3. did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;
4. did not involve any unlawful arrangements with competitors; and
5. was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

III. Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions. If the answer to any question is "Yes," full details must be given on the reverse side.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since the later of: (i) the last time you completed the Compliance Affirmation for Senior Officers; and (ii) the date you became a Senior Officer of the Corporation:

   1. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to the Corporation, otherwise than in the normal capacity of officer or employee of the Corporation;

      Yes____ No____

2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

   Yes____ No____

3. been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

   Yes____ No____

4. been a recipient, directly or indirectly, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

   Yes____ No____

B. Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

   Yes____ No____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

   Yes____ No____

____
(Please sign)

____
Title

Dated ______________________________

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Alan MacDonald, Vice President, Finance, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March ______, 2006

Alan MacDonald
Vice President, Finance, Chief Financial Officer and Corporate Secretary
Rockyview Energy Inc.

Exemption # 82-34899

ROCKYVIEW ENERGY INC.

Instrument of Proxy
For the Annual General Meeting of Shareholders

The undersigned shareholder of Rockyview Energy Inc. (the "**Company**") hereby appoints Steven Cloutier, our President and Chief Executive Officer, or, failing him, Alan MacDonald, our Vice President, Finance, Chief Financial Officer and Corporate Secretary, each of Calgary, Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual general meeting of the shareholders of the Company (the "**Meeting**") to be held on April 20, 2006 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

1. **FOR** ☐ or **AGAINST** ☐ a resolution fixing the number of directors to be elected at the Meeting at five (5) members;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election as directors for the ensuing year of the five (5) nominees proposed by management in the information circular – proxy statement of the Company dated March 14, 2006;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such; and

4. At the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholders, in their sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of our management. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above and who need not be a shareholder, to attend and to act for them and on their behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of _____________, 2006.

____
(signature of shareholder)

____
(name of shareholder - please print)

G:\062118\0001\2006 AGM\Proxy 03.doc

Notes:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. If you are signing as executors, administrators, trustees, etc., you should so indicate and give your full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by our Corporate Secretary, c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not less than 48 hours (excluding Saturdays, Sunday and holidays) before the time of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

Exemption # 82-34899

ROCKYVIEW ENERGY INC.

Information Circular – Proxy Statement dated March 14, 2006

For the Annual General Meeting of Shareholders to be held on April 20, 2006

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual general meeting of our shareholders (the "**Meeting**") to be held in the Cardium Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Thursday, April 20, 2006, at 3:00 p.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. Only shareholders of record on March 15, 2006 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications or another intermediary. If you receive a voting instruction form from ADP Investor Communications or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote

Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at March 14, 2006, there were 19,490,576 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. We are also authorized to issue an unlimited number of preferred shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at March 14, 2006, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at March 14, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of five members. It is proposed that our Board will be fixed at five members and the following persons will be nominated at the Meeting:

Steven Cloutier	Nancy Penner
Martin Hislop	Scott Dawson
John Howard	

Each director elected will hold office until the next annual general meeting, or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at five members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 14, 2006.

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (4)
Steven Cloutier Alberta, Canada	May 19, 2005	President and Chief Executive Officer of Rockyview since June 27, 2005; prior thereto, President and Chief Operating Officer of APF Energy Inc. (a wholly-owned subsidiary of APF Energy Trust, a public oil and gas trust) and prior thereto Executive Vice President and Chief Operating Officer of APF Energy Inc.	461,724
Martin Hislop (3) Alberta, Canada	May 19, 2005	Retired Businessman since June 27, 2005 and prior thereto, Chief Executive Officer of APF Energy Inc. (a wholly-owned subsidiary of APF Energy Trust, a public oil and gas trust)	268,773
John Howard (1)(2)(3) Alberta, Canada	May 19, 2005	President, Lunar Enterprises Corp. (private oil and gas company)	26,973
Nancy Penner (1)(2) Alberta, Canada	May 19, 2005	Counsel, Parlee McLaws LLP (law firm)	22,831

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (4)
Scott Dawson (1)(2)(3) Alberta, Canada	June 14, 2005	President and Chief Executive Officer of Open Range Energy Corp. (public oil and gas company) since November 30, 2005 and prior thereto President and Chief Executive Officer of Tempest Energy Corp. (public oil and gas company) from June 2000 to November 30, 2005	152,021

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).

(2) Member of the Compensation, Nominating and Corporate Governance Committee.

(3) Member of the Reserves Committee.

(4) Messrs. Cloutier, Hislop, Howard, Ms. Penner and Mr. Dawson also own 201,491, 99,315, 11,416, 11,416 and 11,416 common share purchase warrants of our company, respectively, each of which entitles the holder to acquire one Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. Two-thirds of the common share purchase warrants owned by the directors are subject to the terms of escrow agreements as described under "Interest of Informed Persons in Material Transactions". In addition, Messrs. Cloutier, Hislop, Howard, Ms. Penner and Mr. Dawson also own options to purchase 141,667, 16,667, 16,667, 16,667 and 16,667 Common Shares, respectively, at an exercise price of $4.74 per share until June 21, 2007, which options vest as to one-third thereof on each of June 21, 2006, June 21, 2007 and June 21, 2008. Mr. Cloutier also owns options to purchase 68,333 Common Shares at an exercise price of $5.98 per share until January 11, 2011, which options vest as to one-third thereof on each of January 12, 2007, January 12, 2008 and January 12, 2009.

(5) We do not have an Executive Committee.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual general meeting of our shareholders and to authorize our directors to fix their remuneration as such. PricewaterhouseCoopers LLP have been our auditors since incorporation.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee composed of three directors, Nancy Penner (Chairperson), John Howard and Scott Dawson. All of the members of the committee are independent directors. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Rockyview Energy Inc.

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options). We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the oil and gas industry of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for our company's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, will be reviewed annually.

We evaluate three components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the oil and gas industry.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers, which will be based primarily on our company achieving fixed goals to be established prior to our company completing its first year of business. If the committee considers it appropriate, bonuses may also be paid in selected cases based on an employee's contribution in adding share value and reducing costs. The award of a bonus will be recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents will be established by the committee in consultation with the Chief Executive Officer, and the Chief Executive Officer's bonus will be established by the committee in consultation with the independent members of our Board. We did not adopt a formal bonus plan for fiscal 2005.

Long-Term Incentive Compensation - Stock Options

Individual stock options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual stock options, in the case of Vice Presidents, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's stock option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Stock options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants. Options are usually priced at the "market price" of the Common Shares on the business day immediately preceding the date of grant, where the market price is the volume weighted average trading price for the five trading days immediately preceding the date of grant. The current policy of our Board is that options generally vest at a rate of one-third on each of the first, second and third anniversaries of the date of grant and have a five year term.

Summary

Our compensation policies have allowed our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. As our company grows, the committee and our Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: Nancy Penner, John Howard and Scott Dawson.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("**TSX**") on June 24, 2005 to December 31, 2005, as measured by the closing price of the Common Shares at the end of each month, with the cumulative total shareholder return on each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


Value of $100 Investment
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Date
Rockyview
S&P/TSX Composite Index
S&P/TSX Energy Index

Comparison of Cumulative Total Return [(1)]

	June 24, 2005	July 31, 2005	August 31, 2005	September 30, 2005	October 31, 2005	November 30, 2005	December 31, 2005
Rockyview	$100.00	$95.92	$98.13	$128.57	$101.70	$95.58	$102.04
S&P/TSX Composite Index	$100.00	$105.25	$107.74	$111.20	$104.85	$109.30	$113.83
S&P/TSX Energy Index	$100.00	$108.51	$120.29	$125.48	$110.09	$114.65	$122.46

Note:
(1) Assuming an investment of $100 on June 24, 2005.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during our most recently completed fiscal period ended December 31, 2005 by our President and Chief Executive Officer and our Vice President, Finance, Chief Financial Officer and Corporate Secretary (collectively, the "**Named Executive Officers**"). None of our other executive officers earned a salary and bonus for the fiscal period ended December 31, 2005 which exceeded $150,000.

Name and Principal Position	Fiscal Period [1]	Annual Compensation: Salary	Annual Compensation: Bonus	Annual Compensation: Other Annual Compensation	Long-term Compensation: Shares under Options Granted	All Other Compensation
		($)	($)	($)	(#)	($)
Steven Cloutier [2] President and Chief Executive Officer	2005	64,423	Nil	[4]	141,667	Nil
Alan MacDonald [3] Vice President, Finance, Chief Financial Officer and Corporate Secretary	2005	64,423	Nil	[4]	125,000	Nil

Notes:

(1) We were incorporated on April 12, 2005 and commenced operations on June 21, 2005 pursuant to a plan of arrangement completed pursuant to section 193 of the *Business Corporations Act* (Alberta) involving APF Energy Trust and its unitholders, APF Energy Inc., 1163947 Alberta Inc. and our company.

(2) Mr. Cloutier was appointed Chief Executive Officer on May 19, 2005 and President on May 20, 2005.

(3) Mr. MacDonald was appointed Vice President, Finance on April 12, 2005, Chief Financial Officer on May 19, 2005 and Corporate Secretary on March 14, 2006.

(4) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal period indicated.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to our stock option plan, we made no long-term incentive plan awards during the fiscal period ended December 31, 2005.

Option Grants During the Fiscal Period Ended December 31, 2005

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial period ended December 31, 2005.

Name	Options Granted [1]	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant [2]	Expiration Date
	(#)	(%)	($/share)	($/share)	
Steven Cloutier	141,667	15.6	4.74	N/A	June 21, 2010
Alan MacDonald	125,000	13.8	4.74	N/A	June 21, 2010

Notes:

(1) The options vest as to one-third on each of the first, second and third anniversaries of the date of grant.

(2) There was no public market for the Common Shares on the date of grant of the options.

Option Exercises During the Fiscal Period Ended December 31, 2005 and Fiscal Period End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial period and their respective option positions as at December 31, 2005.

Name	Options Exercised	Aggregate Value Realized	Unexercised Options at December 31, 2005			
			Number of Options		Value of in-the-Money Options (1)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Steven Cloutier	Nil	Nil	Nil	141,667	Nil	178,500
Alan MacDonald	Nil	Nil	Nil	125,000	Nil	157,500

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on December 30, 2005, which was $6.00 per share, less the exercise price.

(2) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

During the fiscal period ended December 31, 2005, we did not pay any compensation to our non-management directors, nor were our directors paid for attendance at board or committee meetings. Our directors were, however, entitled to be reimbursed for all reasonable expenses incurred in carrying out their duties as directors. Our directors are entitled to participate in our stock option plan and during the fiscal period ended December 31, 2005, each of our non-management directors was granted options to acquire 16,667 Common Shares at an exercise price of $4.74 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any employment contracts with the Named Executive Officers. We do not have any compensatory plan, contract or arrangement between us and any of the Named Executive Officers entitling any of them to receive more than $100,000 in the event of the resignation, retirement or any other termination of their employment with us, or a change in control of our company or a change in their responsibilities following a change in control of our company.

Stock Option Plan

We have a stock option plan (the "**Option Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Option Plan may be delegated). The following is a summary description of the general operation of the Option Plan. The Option Plan includes the following terms:

Under the Stock Option Plan:

6. directors, officers, employees of, or providers of services to, our company (or any of our subsidiaries) are eligible to receive options under the Option Plan;

7. the aggregate number of Common Shares that may be reserved for issuance under the Option Plan, together with all of our other share compensation arrangements, must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding from time to time;

8. options may be granted in such numbers as our Board may determine and will vest as to one-third on each of the first, second and third anniversaries of the date of the grant;

9. the exercise price of options granted is determined by our Board at the time of grant and may not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant;

10. the maximum term for options is five years;

11. options granted under the Option Plan are non-assignable;

12. the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person under the Option Plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);

13. the number of Common Shares issued under the Option Plan to "insiders" of our company, within a one year period, must not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

14. the number of Common Shares issued under the Option Plan to any one "insider" of our company and such insider's associates, within a one year period, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis); and

15. options may contain provisions providing for accelerated vesting in the event of a sale by us of all or substantially all of our property and assets or a change of control of our company.

No financial assistance will be provided by us to optionees to exercise options granted under the Option Plan.

In the event that a holder of vested options shall cease to be a director, officer or employee of, or a provider of services to, our company or a subsidiary of our company for any reason other than death, permanent disability or retirement, such options shall cease and terminate on the thirtieth (30th) day following the effective date of such ceasing to be a director, officer or employee of, or service provider to our company or subsidiary of our company or the expiry time of such options, whichever occurs first. Notwithstanding the foregoing, in the event of termination for cause, such options shall cease and terminate on the day following the date we give notice of said termination.

In the event of the death, permanent disability or retirement of a holder of vested options, such options may be exercised by such holder or the legal personal representatives of the holder, as applicable, at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such options.

Our Board may, at any time, suspend or terminate the Option Plan. Our Board may also at any time amend or revise the terms of the Option Plan or any options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any optionee under any options granted without the consent of such optionee, and further provided that approval shall be obtained from a majority of our shareholders (excluding the votes of Common Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment to the Option Plan which seeks to (i) reduce the exercise price of any options, or (ii) extend the expiry date of options;

The current balance of options to acquire 1,637,835 Common Shares represents approximately 8.4% of our currently outstanding Common Shares. As at March 14, 2006 there are 311,222 Common Shares remaining available for issuance under our Option Plan, calculated as 10% of our currently outstanding 19,490,576 Common Shares, less our outstanding options. All options currently outstanding under the Option Plan expire five years from the date of the grant and vest over three years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Option Plan, which is our only equity compensation plan, as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders [1]	907,502 Common Shares	$4.86 per Common Share	297,405 Common Shares [2]
Equity compensation plans not approved by securityholders	Nil	Not applicable	Nil
Total	907,502 Common Shares		297,405 Common Shares

Notes:

(1) Unitholders of APF Energy Trust approved the Option Plan at a special meeting of unitholders held on June 20, 2005.

(2) Calculated as 10% of the issued and outstanding Common Shares as at December 31, 2005, less the then outstanding stock options.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following three (3) directors of our company are independent:

John Howard
Nancy Penner
Scott Dawson

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that two members of our Board are not independent. Our Board has determined that Steven Cloutier is not independent as Mr. Cloutier is the President and Chief Executive Officer of our company. In addition, our Board has determined that Martin Hislop is not an independent director on the basis that Mr. Hislop is married to Mr. Cloutier's mother. Our Board is of the view that this is a relationship which could reasonably be expected to interfere with the exercise of Mr. Hislop's independent judgement.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuer
Martin Hislop	TriStar Oil & Gas Ltd.
John Howard	Bear Ridge Resources Ltd. Eastshore Energy Ltd. Ketch Resources Ltd. (a subsidiary of Ketch Resources Trust)

Name of Director	Name of Other Reporting Issuer
Scott Dawson	Open Range Energy Corp.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera two times since the beginning of the fiscal period ended December 31, 2005.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Our Board has determined that John Howard, the Chairman of our Board, is independent. Our Board has developed a position description for the Chairman of our Board which provides that the Chairman shall have the following duties and responsibilities:

(i) The Chairman shall, when present, preside at all meetings of our Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(ii) The Chairman shall endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit.

(iii) The Chairman shall be responsible to ensure our Board meetings function satisfactorily and that the tasks of our Board are handled in the most reasonable fashion under the circumstances.

(iv) The Chairman shall endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(v) The Chairman shall endeavour to establish a line of communication with the Chief Executive Officer of our company to ensure our Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(vi) The Chairman shall endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management. The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present. The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of our company in appropriate circumstances.

(vii) With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the Rules of Order. These duties include:

(A) ensuring that the meeting is duly constituted;
(B) ensure the meeting provides for reasonable accommodation;
(C) confirming the admissibility of all persons at the meeting;

(D) preserving order and the control of the meeting;

(E) in respect of shareholders' meetings, appointing scrutineers if requested and instruct them in their duties;

(F) rule on the validity of proxies; and

(G) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting.

(viii) The Chairman shall also liaise with management and the Corporate Secretary of our company to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

(ix) The Chairman shall be the primary contact for stakeholders who wish to contact independent directors.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since April 12, 2005, the date our company was incorporated, is as follows:

Name of Director	Attendance Record
Steven Cloutier	5/5 Board Meetings
Martin Hislop	5/5 Board Meetings 3/3 Reserves Committee Meetings
John Howard	4/5 Board Meetings 2/2 Audit Committee Meetings 1/2 Compensation, Nominating and Corporate Governance Committee Meetings [1] 3/3 Reserves Committee Meetings
Nancy Penner	5/5 Board Meetings 2/2 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
Scott Dawson	3/5 Board Meetings 1/2 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings 3/3 Reserves Committee Meetings

Note:

(1) Mr. Howard was not in attendance at one meeting of the Compensation, Nominating and Corporate Governance Committee which was held solely to discuss his compensation as Chairman of our Board.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairperson of each of our committees, being the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Reserves Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.rockyviewenergy.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on an annual basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the fiscal period ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's Code of Business Conduct and Ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as

directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Nancy Penner (Chairperson), John Howard and Scott Dawson, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. The committee is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairperson of the Compensation, Nominating and Corporate Governance Committee is Nancy Penner.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairperson of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

During the fiscal period ended December 31, 2005, we did not pay any compensation to our non-management directors, nor were our directors paid for attendance at board or committee meetings. During our upcoming fiscal year ending December 31, 2006, our non-management directors will be paid an annual retainer of $16,000. In order to establish the compensation of our non-management directors for this fiscal year, the Compensation, Nominating and Corporate Governance Committee conducted a review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the our company.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Nancy Penner (Chairperson), John Howard and Scott Dawson, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation; and

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director of compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's*

directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2005, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Reserves Committee in addition to the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The members of the Reserves Committee are Scott Dawson (Chairman), Martin Hislop and John Howard. The Reserves Committee is responsible for:

(i) reviewing our company's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing our procedures for complying with our disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing our company's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without limitation on the Reserves Data (as defined in National Instrument 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefore and whether there have been any disputes with management;

(v) providing a recommendation to our Board as to whether to approve the content or filing of the statement of the Reserves Data and other any information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing our company's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of our company's reserves.

Pursuant to the mandate of the Reserves Committee, the committee is to be comprised of at least three (3) directors of our company and a majority of such members shall be independent. The committee is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Reserves Committee is Scott Dawson. The Reserves Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without the limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. Given that our company has only been operational since June 2005, we have not yet commenced a process of formally assessing our Board, its committees or individual directors with respect to effectiveness and contribution. The committee anticipates commencing formal assessments of our Board and its committees this year. To date, our Board has satisfied itself that our Board, its committees and individual directors are performing effectively through informal discussions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement and on June 21, 2005, we completed the private placement of 1,826,484 units ("**Units**") of our company for gross proceeds of approximately $8.0 million (the "**Private Placement**"). Each Unit consisted of one Common Share and one-half of one common share purchase warrant of our company, each whole common share purchase warrant entitling the holder thereof to acquire one additional Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. The directors and executive officers of our company set forth below acquired the following number of Units pursuant to the private placement:

Name and Address	Position(s) with Rockyview	Number of Units
Steven Cloutier Calgary, Alberta	President and Chief Executive Officer	402,981
Daniel Allan Calgary, Alberta	Chief Operating Officer	125,571
Alan MacDonald Calgary, Alberta	Vice President, Finance, Chief Financial Officer and Corporate Secretary	154,110
Howard Anderson Calgary, Alberta	Vice President, Engineering	125,571
Martin Hislop Calgary, Alberta	Director	198,630
John Howard Calgary, Alberta	Director	22,831
Nancy Penner Calgary, Alberta	Director	22,831
Scott Dawson Calgary, Alberta	Director	22,831
Wayne Geddes Calgary, Alberta	Former Vice President, Land	34,247 (1)

Note:

(1) On November 18, 2005, we acquired 34,247 Units from Mr. Geddes who ceased to be an employee of our company. The Common Shares and Warrants comprising such Units were returned to treasury and cancelled.

The directors and executive officers of our company in the foregoing table deposited the Units which they acquired pursuant to the Private Placement in escrow. Pursuant to the terms of the escrow, one-third of the Common Shares and common share purchase warrants comprising the Units were released to such directors and executive officers on February 21, 2006. The remaining two-thirds of the Units acquired by such directors and executive officers will be releasable from escrow as follows: (i) one-half of the Units remaining in escrow will be releasable on the later of October 21, 2006 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76; and (ii) the remaining one-half of the Units in escrow will be releasable on the later of June 21, 2007 and the date on which the 20 day volume weighted average trading price of the Common Shares reaches $8.76.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our initial annual information form for the fiscal period ended December 31, 2005 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal period ended December 31, 2005.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Rockyview Energy Inc.
Suite 2250, 801 – 6th Avenue S.W.
Calgary, Alberta
T2P 3W5
Phone: (403) 538-5000
Fax: (403) 538-5050

SCHEDULE "A"

ROCKYVIEW ENERGY INC.

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Rockyview Energy Inc. ("**Rockyview**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Rockyview. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Rockyview;
- supervise the management of the business and affairs of Rockyview with the goal of achieving Rockyview's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.

- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director and provide continuing education as required.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Develop a clear position description for the Chairman of the Board.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- Independent directors shall meet regularly without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

MANAGEMENT'S DISCUSSION & ANALYSIS

This management's, discussion and analysis ("MD&A") was prepared as of February 17, 2006 and should be read in conjunction with the audited financial statements and notes for the period ended December 31, 2005.

Basis of Presentation – Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") dated June 21, 2005, entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc. As the Company commenced production on June 21, 2005, operating results for the period ended December 31, 2005 reflects 194 days of production.

Non-GAAP Measurements – The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the Statement of Cash Flows in the audited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

Boe Presentation – The term "barrels of oil equivalent" ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

PRODUCTION

Average daily production volumes	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil (bbl/d)	46	44
NGL's (bbl/d)	25	30
Natural gas (mcf/d)	5,682	5,709
Total (boe/d)	1,018	1,026
Production split		
Light oil & NGL's	7%	7%
Natural gas	93%	93%

The Company's production remained relatively unchanged throughout the period as all 55 gas wells drilled during the period were not tied in and placed on production until early 2006. Production is split 7% light oil and NGL's and 93% natural gas.

PETROLEUM AND NATURAL GAS SALES

	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil sales	$ 253,481	$ 542,043
NGL's sales	140,671	347,081
Natural gas sales	6,259,545	11,741,453
Royalty and other income	339,369	564,577
Gross oil and gas revenue	6,993,066	13,195,154
Per boe	$ 74.64	$ 66.32

The Company sells all of its gas into the daily spot market based on the Alberta AECO reference price. AECO averaged $11.39 per mcf in the fourth quarter of 2005 and $8.73 per mcf for the calendar year. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the U.S.$ exchange rate. For the three and twelve months ended December 31, 2005, the WTI oil price averaged U.S.$60.03 and U.S.$56.56 per bbl respectively and the $U.S./$Cdn. exchange rate averaged 1.1732 (Cdn.$0.852) and 1.2114 (Cdn.$0.825) respectively.

The average prices realized during the fourth quarter by the Company were $59.49 per bbl for light crude oil, $61.11 per bbl for NGL's and $11.97 per mcf for natural gas and for the period ended December 31, 2005 were $63.72 per bbl for light crude oil, $59.35 per bbl for NGL's and $10.60 per mcf for natural gas.

In 2005, prices for both crude oil and natural gas reached new all time highs. Oil prices rose to record levels due to supply concerns coupled with continued surging global demand. Oil supply shocks tightened the global supply market and confirmed that OPEC had reduced excess capacity. This reduction, combined with continued strong global demand, led to sustained oil prices which were significantly above historic levels. The WTI oil price averaged U.S.$56.56 per bbl in 2005, 36% higher than the average for 2004 and closed the year at U.S.$61.04 per bbl.

Natural gas prices surged following Hurricane Katrina as approximately 8.8 bcf per day, or 88% of the total Gulf of Mexico natural gas production was initially shut-in following the hurricane. Natural gas prices at NYMEX remained strong through the balance of 2005 as supply concerns remained heading into the winter heating season. NYMEX natural gas prices averaged U.S.$8.51 per mmbtu in 2005, 38% higher than the average for 2004 and closed the year at U.S.$11.23 per mmbtu.

Historically high crude oil and natural gas prices are expected to continue in 2006.

The Company had no hedging contracts in 2005, nor does it presently plan to hedge in 2006. The Company however reserves the right to hedge production volumes if circumstances dictate.

ROYALTIES

	Three months ended December 31, 2005	Period ended December 31, 2005
Crown royalties	$ 949,221	$ 1,776,972
Freehold royalties	212,208	380,928
Overriding royalties	202,454	384,215
Total royalties	1,363,883	2,542,115
% of oil and gas revenue	19.5%	19.3%
Per boe	$ 14.56	$ 12.78

Royalties for the fourth quarter and for the period ended December 31, 2005 averaged 19.5% and 19.3% of oil and gas revenues respectively.

The Company's crown royalties in 2005 did not qualify for the Alberta Royalty Tax Credit ("ARTC"). However, crown royalties paid on production in 2006 from wells drilled by Rockyview in central Alberta during the fourth quarter of 2005 will qualify for ARTC in 2006, thereby reducing the overall royalty rate.

OPERATING EXPENSES

	Three months ended December 31, 2005	Period ended December 31, 2005
Operating expense	$ 894,128	$ 1,660,471
Per boe	$ 9.54	$ 8.35

Operating expenses totalled $894,128 or $9.54 per boe for the fourth quarter and $1,660,471 or $8.35 per boe for the period ended December 31, 2005. The Company conducted various workovers and compressor maintenance programs during the period that stabilized production volumes and mitigated decline rates. Despite stable production rates throughout the period ended December 31, 2005, the Company's operating expenses increased on a per unit basis, consistent with servicing cost increases. The Company expects production volume increases in 2006 will mitigate any further increases in operating expenses on a per unit basis.

TRANSPORTATION COSTS

	Three months ended December 31, 2005	Period ended December 31, 2005
Transportation expense	$ 153,767	$ 297,058
Per boe	$ 1.64	$ 1.49

Transportation costs for the quarter and period ended December 31, 2005 were $153,767, or $1.64 per boe and $297,058 or $1.49 per boe respectively. These costs reflect pipeline tariffs and the cost of obtaining interruptible service.

OPERATING NETBACK

($ per boe)	Three months ended December 31, 2005	Period ended December 31, 2005
Revenues	$ 74.64	$ 66.32
Royalties	(14.56)	(12.78)
Operating expense	(9.54)	(8.35)
Transportation	(1.64)	(1.49)
Operating netback	$ 48.90	$ 43.71

The operating netback for the fourth quarter was $48.90 per boe and $43.71 for the period ended December 31, 2005. This netback reflects the historically high natural gas prices received during the respective periods.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended December 31, 2005	Period ended December 31, 2005
General and administrative - gross	$ 898,713	$ 1,487,649
Capital and operating recoveries	(379,741)	(497,687)
Capitalized	(139,531)	(248,468)
General and administrative - net	379,441	741,494
Per boe	$ 4.05	$ 3.73

General and administrative expenses for the three months ended December 31, 2005 totalled $379,441 or $4.05 per boe and $741,494 or $3.73 per boe for the period ended on that date. The Company capitalized $139,531 of general and administrative costs associated with its exploration and development program during the fourth quarter and $248,468 for the period ended December 31, 2005. The Company's general and administrative expenses are expected to increase on an overall basis, but decrease on a per boe basis during 2006 as production is increased and overhead recoveries increase from the new wells placed on production and the significant operated capital development program budgeted for 2006.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended December 31, 2005	Period ended December 31, 2005
Compensation expense	$ 109,854	$ 261,094
Per boe	$ 1.17	$1.31

For the quarter and period ended December 31, 2005, the Company had stock-based compensation of $109,854 or $1.17 per boe and $261,094 or $1.31 per boe respectively. The amount remaining for future recognition over the vesting period of the options is $1,381,710.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31, 2005	Period ended December 31, 2005
Depletion and depreciation	$1,675,787	$4,072,817
Accretion	16,676	34,632
Total	$1,692,463	$4,107,449

Depletion and depreciation for the quarter amounted to $1,675,787 ($17.89 per boe), while accretion of the asset retirement obligation for the quarter totalled $16,676 ($0.18 per boe). The significant reduction in depletion expense per boe in the fourth quarter is directly related to the positive impact of the addition of 2.5 mboe of proved reserves from a successful fourth quarter drilling program. Depletion and depreciation for the period ended December 31, 2005 totalled $4,072,817 ($20.47 per boe).

INCOME TAXES

For the fourth quarter, the Company recorded a current income tax provision of $219,537 ($0.02 per share basic and diluted) and a future tax provision of $786,083 ($0.07 per share basic and $0.06 diluted). The current income tax provision for the period ended December 31, 2005 was $501,427 ($0.06 per share basic and diluted) and the future tax provision was $989,187 ($0.11 basic and diluted).

The Company had the following income tax pools available at December 31, 2005:

	Annual deduction available	Tax pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$ 56,496,929

At December 31, 2005, the Company had tax pools of approximately $56.5 million available to reduce future taxable income. The excess of tax pools over the accounting cost of property, plant and equipment, results in a future income tax asset on the balance sheet at December 31, 2005 of $2,961,870.

CASH FLOW AND NET INCOME

Cash flow for the fourth quarter was $4,016,113 or $0.33 per share basic and diluted and $7,452,589 or $0.85 per share basic ($0.82 per share diluted) for the period ended December 31, 2005. This cash flow reflects historically strong natural gas prices experienced during the period.

Net income for the fourth quarter was $1,383,782 with basic net income per share of $0.11 basic and diluted. Net income for the period ended December 31, 2005 was $2,094,859, with basic net income per share of $0.24 ($0.23 diluted).

CAPITAL EXPENDITURES

In the fourth quarter of 2005, the Company drilled and cased 45 (33.4 net) gas wells, resulting in a total of 55 (39.5 net) gas wells drilled during 2005. The breakdown of the Company's capital expenditures were as follows:

	Three months ended December 31, 2005	Period ended December 31, 2005
Property acquisitions	$ –	$ 39,864,559
Land and lease	983,899	1,155,369
Geological and geophysical	119,916	162,318
Drilling and completions	7,140,633	8,365,180
Equipment and facilities	2,229,412	2,696,845
Capitalized administrative	139,531	248,468
Office	23,178	238,782
Net capital expenditures	$ 10,636,569	$ 52,731,521

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had an unutilized credit line of $13.5 million. In addition, it had positive working capital of $0.95 million, including a cash balance of $5.9 million.

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir"), at which time the credit line was increased to $30.0 million. As a result of the payment of the cash consideration of $8.325 million and the assumption of $12.73 million of net debt in Espoir, the amount drawn on the bank line at January 11, 2006 increased to $19.0 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On February 17, 2006, there were 19,490,576 common shares outstanding, 896,074 outstanding warrants and 1,637,835 unvested stock options with an average exercise price of $5.36 per share.

OUTLOOK

The Company's capital budget for 2006 is $40.0 million, with plans to drill 84 (58 net) wells in the Central Alberta area, the Peace River Arch and the Thunder area in Western Alberta. Of these, 57 (39 net) wells will target coalbed methane in the Horseshoe Canyon formation.

The Company has placed an order for an additional 2,700 hp of compression for the Wood River and Bittern areas that are scheduled to be commissioned by the beginning of the third quarter of 2006. With successful completion of tie-in activities and the installation of the above compression, the company expects to average between 2,500 and 2,700 boe per day of production in 2006.

CRITICAL ACCOUNTING ESTIMATES

Depletion and Depreciation Expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves have been assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expense.

Full Cost Accounting Ceiling Test

Oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligations

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets for the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability, there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost. The total future asset retirement obligation is an estimate based on the Company's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is an estimate that is subject to measurement uncertainty and any change would impact the liability.

Income Taxes

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties, and production costs as at a specific reporting date but for which actual revenues and expenses have not yet been invoiced or received; and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date. The Company ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are compared to actual results in order to make informed decisions on future estimates.

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Rockyview's approach to managing these risks.

Exploration, Development and Production Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Rockyview will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data interpretation thereof.

The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion and operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing

Demand for crude oil and natural gas produced by the Company exists within North America. However, crude oil prices are affected by worldwide supply and demand fundamentals, while natural gas prices are affected by North American supply and demand fundamentals, all of which are beyond the control of Rockyview. Prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in oil and natural gas prices, leading to a reduction in the volume of Rockyview's oil and gas reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's future net production revenue, leading to a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Rockyview are in part determined by the borrowing base of Rockyview. A sustained material decline in prices from historical average prices could limit Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview, and could require that a portion of any existing bank debt of Rockyview be repaid.

In addition to establishing markets for its oil and natural gas, Rockyview must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Rockyview, will be affected by numerous factors beyond its control. Rockyview will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by

Rockyview. The ability of Rockyview to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.

Rockyview will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production and many other aspects of the oil and natural gas business. Rockyview has limited direct experience in the marketing of oil and gas and utilizes the expertise of a marketing consultant.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by Rockyview.

Substantial Capital Requirements

Rockyview anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, Rockyview may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. Future activities may require Rockyview to alter its capitalization significantly. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations or prospects.

Rockyview's lenders have been provided with collateral over substantially all of the assets of Rockyview. If Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell Rockyview's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Rockyview's lenders and other creditors and only the remainder, if any, would be available to Rockyview.

Additional Funding Requirements

Cash flow from the Company's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and gas prices, it will affect the Company's ability to expend the capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Rockyview.

The Company may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rockyview's debt levels above industry standards. Neither the Company's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Competitive Industry Conditions

The western Canadian oil and natural gas industry has become a very competitive industry for oil and gas properties, undeveloped land, drillable prospects and oil and gas industry professionals. The Company initially started with a solid natural gas production base of approximately 1,000 boe per day and a large undeveloped land base that provided a quality inventory of low risk development opportunities that can fuel future growth.

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintaining close working relationships with industry partners.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects.

Insurance

The Company's involvement in the exploration for and development of oil and gas properties may result in Rockyview becoming subject to liability for pollution, blowouts, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview's financial position, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gas emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with proposed provincial reduction requirements, may require the reduction of emissions or emissions intensity produced by the Company's operations and facilities. The direct or indirect costs of these regulations may adversely affect the Company's business.

Dividends

To date, Rockyview has not paid any dividends on the outstanding Common Shares and does not anticipate the payment of any dividends on the Common Shares for the foreseeable future.

Reliance on Key Personnel

To the extent Rockyview is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company depends in large measure on certain key personnel. Rockyview does not have key man insurance in effect for management, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rockyview. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

Conflicts of Interest

Certain members of our board of directors are also directors and officers of other oil and gas companies and conflicts of interest may arise between their duties as directors of Rockyview and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as applicable under the Alberta Business Corporations Act.

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Steve Cloutier, and the Chief Financial Officer, Alan MacDonald, evaluated the effectiveness of Rockyview's disclosure controls and procedures as of December 31, 2005 and concluded that Rockyview's disclosure controls and procedures were effective to ensure that information Rockyview is required to disclose in its annual filings, interim filings or other reports (each as defined in National Instrument 52-109 of the Canadian Securities Administrators) filed or submitted by it under provincial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial securities legislation and to ensure that information required to be disclosed by Rockyview in its annual filings, interim filings or other reports filed or submitted under provincial securities legislation is accumulated and communicated to Rockyview's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The evaluation took into consideration Rockyview's Disclosure, Confidentiality and Trading Policy and the functioning of its executive officers, board of directors and board committees. In addition, the evaluation covered Rockyview's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at Rockyview Energy Inc., 2250, 801–6th Avenue S.W., Calgary, Alberta, Canada T2P 3W2 or by e-mail at invest@rockyviewenergy.com. Information is also accessible on the Company's web site at www.rockyviewenergy.com.

Exemption # 82-34899

Rockyview Energy

NEWS RELEASE

ROCKYVIEW ENERGY INC. POSTS CORPORATE PRESENTATION ON ITS WEBSITE

Calgary, Alberta, April 17, 2006 – Rockyview Energy Inc. (TSX: RVE) is pleased to announce that it has posted a corporate presentation on its website at www.rockyviewenergy.com.

For further information, please contact:

Steve Cloutier, President and Chief Executive Officer
Alan MacDonald, Vice President, Finance, Chief Financial Officer and Corporate Secretary
Telephone: (403) 538-5000
Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

Rockyview Energy

NEWS RELEASE

ROCKYVIEW ENERGY INC. ANNOUNCES FILING OF ANNUAL INFORMATION FORM

Calgary, Alberta, March 31, 2006 – Rockyview Energy Inc. (TSX: RVE) ("**Rockyview**") has filed its annual information form for the period ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Rockyview's website at www.rockyviewenergy.com

For further information, please contact:

Steve Cloutier, President and Chief Executive Officer
Alan MacDonald, Vice President, Finance and Chief Financial Officer
Telephone: (403) 538-5000
Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

Rockyview Energy

NEWS RELEASE

ROCKYVIEW ENERGY INC. ANNOUNCES FILING OF ANNUAL INFORMATION FORM

Calgary, Alberta, March 31, 2006 – Rockyview Energy Inc. (TSX: RVE) ("**Rockyview**") has filed its annual information form for the period ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Rockyview's website at www.rockyviewenergy.com.

For further information, please contact:

Steve Cloutier, President and Chief Executive Officer
Alan MacDonald, Vice President, Finance and Chief Financial Officer
Telephone: (403) 538-5000
Fax: (403) 538-5050
Email: invest@rockyviewenergy.com

ROCKYVIEW ENERGY INC.

Notice of the Annual General Meeting of Shareholders
to be held on April 20, 2006

The annual general meeting of the holders of common shares of Rockyview Energy Inc. will be held in the Cardium Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on Thursday, April 20, 2006, at 3:00 p.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal period ended December 31, 2005, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at five (5);

3. elect five (5) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 15, 2006 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6. In order to be valid, proxies must be received by Olympia Trust Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting and an Annual Report containing our audited consolidated financial statements for the fiscal period ended December 31, 2005 accompany this Notice.

Dated at Calgary, Alberta this 14th day of March, 2006.

By order of the Board of Directors

(Signed) Steven Cloutier
President and Chief Executive Officer

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Rockyview Energy Inc.

Financial Year Ending, used in calculating the participation fee: 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		12,068,699	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$5.36	
Market value of class or series	=	64,688,226	
			64,688,226 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

No bank debt at December 31, 2005 ____0______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 64,688,226

Total fee payable in accordance with Appendix A of the Rule $3,200.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

Total Fee Payable × Number of entire months remaining in the issuer's financial year

---

12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

Long term debt (including the current portion) __________

Capital leases (including the current portion) __________

Minority or non-controlling interest __________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) __________

Any other item forming part of shareholders' equity and not set out specifically above __________

Total Capitalization __________

Total Fee payable pursuant to Appendix A of the Rule __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

Total Fee Payable × Number of entire months remaining in the issuer's financial year

---

12 __________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the

marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.